

Science advancing health

2003 Annual Report

OUR VISION IS

CLEAR.

OUR VALUES RUN

DEEP.

OUR COMMITMENT IS

STRONG.

WE ARE

DRIVING PERFORMANCE.

John A. Rogers   President and CEO

Corporate Profile

MDS is an international health and life sciences company that provides enabling products and services for the development of drugs and the management of disease. We are a leading global provider of drug discovery and development solutions, highly sensitive analytical instruments, medical isotopes and gamma sterilization technology, and we are Canada's leader in diagnostic services and distribution of medical products. As well, we are a leading developer of proteomics technology.

MDS operates in three segments—Life Sciences, Health and Proteomics.

 **Life Sciences**	We provide enabling products and services for the development of drugs and the management of disease	**Isotopes** **17% of revenues**	> Medical isotopes for diagnostic and radiotherapeutic applications > Radiation treatment systems for oncology > Sterilization technology and isotopes for medical and consumer products
		Analytical instruments **15% of revenues**	> Highly advanced analytical instrumentation
		Pharmaceutical research services **28% of revenues**	> Drug discovery and development services
 **Health**	We provide enabling products and services for the management of disease	**Diagnostics** **30% of revenues**	> Clinical, anatomical, esoteric and genetic laboratory information > Transformation and management of hospital laboratories
		Distribution **10% of revenues**	> Distribution of medical/surgical products
 **Proteomics**	We provide proteomics-based services to enable the discovery and development of drugs	**Proteomics**	> Drug discovery and development services

Financial Highlights

2003 was a year of progress. While we made incremental improvements in performance, we made significant strides in how we operate our businesses. These steps will benefit us in the future as we focus on restoring our impressive growth trajectory.

Years ended October 31	2003	2002	2001
FINANCIAL RESULTS (millions of Canadian dollars, except EPS)			
Revenues	$ 1,799	$ 1,777	$ 1,617
Operating income	$ 179	$ 212	$ 153
Net income	$ 48	$ 105	$ 73
Earnings per share—basic	$ 0.34	$ 0.75	$ 0.52
Earnings per share—core businesses*	$ 1.13	$ 1.07	$ 0.69
Capital expenditures	$ 121	$ 152	$ 115
FINANCIAL POSITION			
Total assets	$ 2,565	$ 2,542	$ 2,402
Net debt	$ 282	$ 431	$ 382
Cash from operating activities	$ 240	$ 186	$ 77
Shareholders' equity	$ 1,426	$ 1,354	$ 1,243

* Core businesses include Life Sciences and Health. See table in Management's Discussion and Analysis for details.

2003 Achievements	What to Expect in 2004
> Sold Oncology Software Solutions business > Announced exit of the generic radiopharmaceutical business in Fleurus, Belgium > Initiated commercial operation of TR-30-2 cyclotron in British Columbia, Canada > Commenced manufacturing of Corixa's BEXXAR® > Licensed X-ray blood irradiation technology from Rad Source Technologies > Improved security of yttrium-90 supply with NTP Radioisotopes as supplier	> Additional increases in cobalt-60 supply > Further progress on MAPLE reactors
> Launched new products: 4000 Q TRAP™, ProteoSpin™, prOTOF™ 2000 > Partnered with Eksigent Technologies to distribute NanoLC system globally	> Continued strong performance from existing products > Further progress on future products development
> Strengthened and centralized management team > Acquired early clinical research facility in Louisiana, United States > Expanded client access to electronic data delivery system, Pharma Express™ > Formed alliance with Patheon Inc. to provide early development, clinical and manufacturing services > Introduced chemogenomics profiling service, Pharmotif™ Solutions, with Iconix	> Improved performance in each business
> Successfully concluded laboratory fee negotiations in Ontario, Canada > Implemented plan to mitigate the impact of fee reductions in British Columbia, Canada	> Improved operating income for Canadian business > Further progress on mitigation plan for British Columbia, Canada > Decisions relating to US diagnostics business
> Achieved record financial performance	> Announced intention to monetize investment
> Signed a five-year research collaboration with Cephalon > Signed an initial pilot study agreement with Eli Lilly > Reduced operating loss from $52 million to $33 million	> Further reductions in spending > Identify new sources of third-party financing and new partnerships

We have demonstrated long-term growth and are committed to delivering enhanced performance going forward

We have added strength and depth to our management team to create a high-performing organization

We have a solid financial position with a strong cash position and declining debt levels

Why invest in MDS?

We have leadership positions in the large and growing markets in which we participate

We have implemented new compensation programs to better align management with shareholder interests

We are targeting improvements in operating margin

We are allocating capital to higher performing businesses to improve return on capital

We are targeting growth in earnings per share and improvements in return on equity

Inside flap Corporate Profile, Financial Highlights   **1** Report to Shareholders   **14** Corporate Governance   **16** MDS in the Community   **18** 2004 Targets
19 Management's Discussion and Analysis   **37** Responsibility for Financial Statements and Auditors' Report   **38** Consolidated Financial Statements
41 Notes to Consolidated Financial Statements   **58** Eleven-Year Financial Summary   **60** Board of Directors   **Inside back cover** Investors' Quick Reference

MDS has evolved into a global player with great prospects in important growth markets.

Last year, we posed a basic question—can we continue to grow and build value over the next ten years as we have in the past? We answered with a resounding yes, detailing the prospects, our strengths, and our core growth strategies. We remain absolutely committed to growth.

Now, our commitment is to execute, perform and deliver. We have established key priorities to drive performance as we build an enterprise-wide platform for growth.

We are taking action.

John A. Rogers   President and CEO

"Market prospects for MDS remain unparalleled—we are in the best place in the best markets, through our successful long-term growth strategies. We are taking action to make the most of our opportunities."



Taking Action

Dynamic change is underway at MDS. We are not satisfied with anything less than our historic growth performance, and we know we must operate differently to achieve it. We are taking action to deliver the performance that we expect and our shareholders deserve, while building value and driving future growth.

Our action plan includes a range of strategic priorities and change initiatives, which, together, will drive enhanced performance and maximize the growth potential of MDS.

Achieving the right mix of businesses: We are concentrating on our core businesses, looking at the strategic balance and future potential of the mix, fixing or exiting underperforming businesses, allocating financial and human resources to our high-performing, high-potential businesses, and making the right strategic acquisitions.

Focusing on customers to build growth opportunities: We are increasingly organizing our businesses around our customers and markets and focusing on generating growth by increasing our value to customers.

Building a new platform for growth: We are reorganizing and changing the way we operate to create an effective enterprise-wide platform for growth. We are doing this by integrating our operations more closely to increase efficiencies, leveraging our strengths to create greater synergies, making MDS greater than the sum of its parts and strengthening our ability to deliver integrated, multidisciplinary solutions to customers.

Driving enhanced performance: We are raising the performance bar in all areas of MDS, instituting new performance measures, financial metrics and management accountabilities while strengthening, motivating and empowering the management team to create a high-performance culture across the enterprise and increase shareholder value.

Understanding Our Businesses in Terms of Our Customers' Needs

Traditionally, MDS has been viewed as the operator of distinct businesses in life sciences and health: MDS Sciex, MDS Nordion, MDS Pharma Services, and MDS Diagnostic Services. But as our customers' needs and markets have evolved, we have come to see our businesses differently. We see them collectively as a range of businesses that enable the increasingly high value areas of drug development and of disease management with products and services.

In drug development, we provide pharmaceutical and biotech companies with services such as contract research and products in the form of isotopes and mass spectrometers.

In the area of disease management, we provide health care providers with services such as diagnostic testing and products such as radioisotopes and irradiators.

Through the totality of our products and services, we have the opportunity to provide enabling solutions to our customers. We are taking advantage of the trend in drug development and disease management towards outsourcing non-core services by providing customers with more outsourcing options. Looking at our businesses this way, we see MDS as one of the few health and life sciences companies able to meet the increasingly comprehensive and multifaceted needs of global customers. MDS is already a leader in important global niches: we are the fourth largest contract research organization in the world, and number one in the segment of early clinical research and bioanalytical testing; we are number one in the world in medical isotopes; and we are a leader in the global mass spectrometer market. We are also increasing our position in the new and emerging markets of radiotherapeutics, specialized testing and proteomics. With our unique positioning, we have an unparalleled opportunity to broaden our niches and customer relationships, thereby expanding our market opportunities.

This understanding of our core businesses is key to understanding the imperatives of our action plan. It reflects our heightened focus on customer needs and opportunities, and provides the guide for how we will manage, focus and grow the business. At the same time, it points the way to how we should proceed with organizational change and the integration of our businesses to combine our strengths and develop the possibilities for greater synergy. Ultimately, it is the foundation for a new platform for growth for MDS as we build our global enterprise.

1



Achieve the right mix of businesses

We are managing our business mix to meet our heightened customer and market focus—investing strategically in our core businesses to ensure we zero in on the areas of greatest opportunity, to build a superior value proposition for customers in drug development and in disease management.

2



Focus on customers

We are increasingly organizing our businesses around customers and markets. By enhancing the value we bring to customers, we are positioning MDS for exceptional opportunities, not just in high growth businesses but in higher value ones.

Action Plan

3



Create a new platform for growth

We are creating a new enterprise-wide platform from which MDS will grow by integrating our operations to increase our effectiveness, leveraging our strengths and synergies to add greater value to customers.

4



Drive performance

We are raising the performance bar in every area of MDS, instituting new performance measures and financial metrics while strengthening, motivating and empowering the management team to create a high-performance culture across the Company.

Progress in 2003

In 2003, we established our priorities for change and made significant strides on all fronts: focusing our business mix, moving up the value chain with customers, launching initiatives that will create our new growth platform and moving forward decisively to change the way we operate our businesses.

We focused the business mix
During the year, we set processes in place to assess our business mix and the performance, potential and strategic fit of all business lines within it. We then took steps towards our goal of achieving the right mix.

We adjusted our business mix with the divestiture of three smaller businesses that did not meet our strategic criteria—High-Dose-Rate Brachytherapy, Oncology Software Solutions, and Diagnostic Imaging Systems. These divestitures yielded $50 million in capital that will be redeployed in strategic growth opportunities. As well, we decided to exit our generic radiopharmaceutical business in Europe. This business required considerable investment to meet increasing regulatory standards in its markets and the potential return on this investment did not meet our criteria.

We also identified and took action to improve the performance of a number of underperforming businesses, including:

> Our US diagnostics business, which has not met our expectations for growth and profitability over its history. We are now taking steps to improve margins while examining ways to participate in this market more effectively. We are also enhancing our operational effectiveness in our Canadian diagnostics business, where we expect to measurably improve our contribution to earnings in 2004.

> Our pre-clinical business, which had a disappointing decline in revenues and earnings during the year. In this case, the basic business proposition remains sound—performance issues were related to management issues. We have strengthened the management team and brought them together in a locale close to many of our customers and expect 2004 to be a breakout year for this business.

> Our proteomics business, where we continue to see the enormous potential of this emerging science to transform the health sciences field and affect many of our operations in the future. As we determined that further funding for this business must come from outside MDS, we are more focused than ever on identifying new sources of financing and investment and new partnerships for this business.

Achieve the right mix of businesses

We are taking action to drive growth by achieving the right mix of customer-focused, high-performing businesses.

The plan in action As MDS has grown and added new businesses over the years, we have managed to achieve a well balanced business mix—well balanced in terms of risk, of geographic diversity, of current returns and future value, and of stable markets, high growth markets and emerging, future markets. While we will continue to manage for an optimum balance, we are taking action to ensure that our range of businesses reflects our customer focus and our heightened performance criteria, positioning MDS for future growth as a leading provider of integrated solutions in drug discovery and disease management. To this end, we are focusing more closely on core businesses, zeroing in on high potential opportunities for expansion and for strategic acquisitions, and allocating the capital and management resources we need to unlock future growth.

We have allocated financial and human resources accordingly, to expand our existing contract research, analytical instruments and radiotherapeutics businesses, where we see major opportunities for internal growth and expansion. In the fourth quarter of 2003, we proceeded with expansion of our early clinical research business, acquiring a new facility in New Orleans, Louisiana.

Historically, MDS has grown through organic growth and acquisitions, and this will continue as we move forward. During the year, we also established more focused criteria for acquisitions and partnerships, in line with the way we are managing our business mix. We have begun to seek out and identify acquisition and partnership opportunities for our existing businesses and for new business lines that can add to our total service offering in the drug discovery marketplace and in the disease management marketplace. As attractive opportunities arise, we are ready to act.

We moved up the value chain with customers

As we continue to position MDS as a high-value provider of solutions to global customers, we made further breakthroughs in 2003:

> In our analytical instrument business, we introduced three highly advanced new products with our partners Applied Biosystems and PerkinElmer, for protein research: ProteoSpin, prOTOF 2000 and the 4000 Q TRAP. As well, we partnered with Eksigent to co-market and distribute their protein-based NanoLC system globally. With these moves, we expanded our technology solutions for the growing field of proteomics.

> Through our isotopes business, we licensed X-ray blood irradiation technology—opening up a new market niche for hospitals with fewer than 400 beds. As well, we moved ahead with the manufacturing of a newly approved radiopharmaceutical, BEXXAR, under contract for Corixa, which was brought to market in the fourth quarter.

> Through our pharmaceutical research services business, we launched program management solutions to meet the diverse needs of biotech and smaller pharmaceutical companies. This advanced solution is also generating considerable interest among large as well as small pharma companies, signalling exceptional growth potential. As well, we responded to our customers' growing need to make the best possible drug development decisions more quickly with the expansion of our early clinical and bioanalytical facilities.

Focus on customers

We are taking action to move up the value chain—building growth opportunities for MDS by increasing our value to customers.

The plan in action   We are strongly and uniquely positioned to offer enabling solutions to our customers. While each of our operating businesses faces major competitors, MDS is the only company in the world with the combination of scientific disciplines that we offer—and the only one with the combination of products and services to meet the diverse and changing needs in drug development and in disease management. This is a remarkable competitive advantage at a time when leaders in health and life sciences are increasingly outsourcing to focus on their core businesses—and it opens up a myriad of opportunities to partner with other global leaders to deliver high value solutions.

We initiated fundamental changes to the way we operate

To drive better performance while creating an enterprise-wide platform for growth, we initiated some fundamental changes to the way we operate. We are evaluating our processes and procedures across the entire Company, integrating a broad range of initiatives and increasing effectiveness as well as efficiency:

> We initiated a program for a **common business system**, and moved quickly to establish the framework. In the third quarter, we concluded an agreement with Oracle to implement E-Business Suite across MDS over 2004 and 2005. This will consolidate a large number of disparate systems and will deliver considerable benefits in terms of efficiencies. More importantly, it will establish our enterprise-wide platform for growth and allow for a more seamless integration of future acquisitions.

> We created a **shared services** organization to serve all our operations and businesses across the Company. MDS Enterprise Services will bring the functional areas of finance, human resources, information technology, legal, communications, supply chain management and facilities services together in a single organization. This too is a major organizational and operational change that will help us achieve a number of goals—leveraging our strengths and integrating our operations while enabling our operating management to focus on their core businesses and on their customers.

> We followed the lead of many companies who are increasingly focusing on their core businesses and **outsourcing non-core services**. In the fourth quarter, we signed an agreement to outsource our global information technology infrastructure and services to IBM—a world leader in this market.

> We recognize the importance of building the **senior management team** to support the increasingly integrated nature of the businesses we operate in and to manage the changes underway. Over the last year we augmented our senior executive team with a number of highly experienced individuals at the corporate level and within our business units.

> We have taken action to drive a higher level of operating performance and to further **align the interests of management and shareholders**. We have introduced a mid-term performance share unit plan focused on achieving improved operating margins and the execution of our change initiatives over the next two years. As well, we have expanded the metrics within our long-term program to include return on capital and operating cash flow measures, to tie senior management compensation more directly to operating performance and the interests of shareholders.

3

Create a new platform for growth

We are taking action to create a new enterprise-wide platform from which MDS will expand and grow.

The plan in action We are integrating operations and creating a new platform for growth across the enterprise by implementing a common business system, developing shared services and outsourcing non-core operations. Each of these change initiatives will make MDS more efficient and effective, but that is just the beginning. With an enterprise-wide platform, we will be able to leverage our strengths and synergies—bringing together the strength of all of MDS to the benefit of each part, drawing on the knowledge, skills and energies of people across the Company. Our new platform will enhance our capacity to pursue new growth opportunities and to integrate acquisitions more seamlessly. From this new platform, we will move forward with our customers—which is how we will make an increasingly distinctive contribution to the health and well-being of people around the world.

Maintaining the pace of change

The rapid pace of change will continue in the months ahead. We are moving forward with a clear timeline to complete our new platform, with full implementation of our common business system, shared services, and IT outsourcing initiatives by the end of 2005.

Our strategies for managing the business mix and evolving into a highly integrated, customer-driven organization will be ongoing.

As we proceed with our change initiatives during the year, we will be measuring performance with an enhanced set of financial metrics in every business. While these may vary, we are looking for margin improvements and return on capital improvements in every business unit. We intend to maintain this focus on continued performance improvements well into the future.

While our change initiatives will not be completed by the end of 2004, we will begin to see the benefits of the actions we have taken and the change that has been achieved to date. We expect a solid improvement in margins, earnings and return on capital—in every business and for the corporation as a whole. More important, we will be a stronger, more effective enterprise.

Realizing the potential of MDS

Changing the way we operate with the initiatives underway will deliver cost savings and improve margins and profitability, but that is not the only benefit. We are making the changes so that MDS will move forward as a stronger company, able to seize the opportunities in our growing markets.

It is important to note that some things have not and will not change. Our vision has not changed. We remain committed to growth. Our values have not changed. The essence of MDS will prevail as we grow strongly in the future.

As we drive performance and deliver better results through 2004, we will begin recapturing the historic growth record of MDS. All the elements are in place—our strong and unique positioning in growing global markets, our growing customer relationships, our leadership in new and emerging technologies that will transform drug development and disease management in the future, our focused group of quality businesses, our significant financial resources, and our highly skilled and dedicated people.

The transition of MDS to a highly integrated, performance-oriented company is underway and the spirit of change and progress will be ongoing as we move forward with our new platform for growth.

/s/ John A. Rogers   President and CEO

4

Drive performance

We are taking action to increase shareholder value by raising the performance bar across MDS.

The plan in action   We are driving enhanced performance at MDS by setting new standards, establishing new management accountabilities, and energizing our people. The standards include new performance measures, financial metrics and goals for every one of our businesses and for the entire enterprise. To achieve our goals, we have been adding strength and depth to the management team, through recruitment and through leadership development. To ensure that management efforts are further aligned with shareholder interests we have been shaping our incentive compensation and share ownership programs to reflect success in implementing change initiatives, boosting performance and building shareholder value. We are empowering our management team to change the way we operate and to deliver results by creating a high-performance, customer-focused culture across the enterprise. That culture is taking hold—people across the Company are rising to the challenge and embracing change. There is a new energy at MDS, and that energy is driving us forward.

Corporate Governance



Paul Anderson   **Clarence Chandran**   **Wendy Dobson**   **William Etherington**   **John Evans**   **Wilfred Lewitt**

"As MDS proceeded with its growth strategies and initiatives in 2003, we also made further strides in ensuring strong and effective corporate governance to maintain accountability and balance the interest of stakeholders as the Company grows and evolves. To further align the interests of shareholders, management and the Board, the Company approved share ownership guidelines for senior management and discontinued the issuance of Directors' stock options and replaced them with deferred share units. As well, we approved a mid-term performance share unit program specifically tied to operating margin improvements and successful execution of the change initiatives underway. To enhance disclosure and transparency, MDS will begin accounting for stock options as a current compensation expense in 2004. We believe that our continued focus on enhancing our corporate governance and corporate disclosure practices will contribute to building sustainable shareholder value."

/s/ Wilfred G. Lewitt
Chairman

During the year, the Board continued to strengthen practices to ensure accountability, transparency and the alignment of shareholder interests. The Board is strongly independent, with members reflecting a depth of management and industry experience that is invaluable to MDS and to our growth in global markets. Our practices are reviewed in detail in the Proxy Circular and may be viewed on our website at www.mdsintl.com.



Robert Luba   John Mayberry   Mary Mogford   John Rogers   Nelson Sims

Paul S. Anderson [C]
Paul Anderson retired in 2002 as Vice President, Drug Discovery at Bristol-Myers Squibb after a 40-year career in the pharmaceutical industry. Dr. Anderson serves on the board of Albany Molecular Research, is a member of the Chemical and Engineering News advisory board and the editorial board of Medicinal Chemistry Research.

Clarence J. Chandran [C, H]
Clarence Chandran is President, Business Process Services and Chairman of the board, India CGI Group Inc. He retired in 2001 as Chief Operating Officer and Director of Nortel Networks Corp. after spending 28 years in the telecommunications industry.

Wendy K. Dobson [C, H]
Wendy Dobson is a professor and Director of the Centre of International Business at the University of Toronto. She has served as former Associate Deputy Minister of Finance and President, C.D. Howe Institute. She is a director on the boards of TransCanada Pipelines Ltd. and Toronto-Dominion Bank.

William A. Etherington [A, C]
William Etherington retired as Senior Vice-President and Group Executive, Sales and Distribution, IBM Corporation, where his career spanned 37 years. Mr. Etherington is Chairman of the board of Canadian Imperial Bank of Commerce and serves on the boards of Celestica Inc., Dofasco Inc. and Allstream Canada Inc.

John R. Evans [C, H]
John Evans serves as Chairman of the board for Torstar Corporation and Vice-Chair of NPS/Allelix Biopharmaceuticals Inc. Dr. Evans also chairs the boards of the Canada Foundation for Innovation and MARS (Medical and Related Sciences) Project.

Wilfred G. Lewitt
Wilfred Lewitt is Chairman of MDS Inc. and has been with MDS since 1970. He serves on the boards of International Group Inc. and Hemosol Inc.

Robert W. Luba [A, C]
Robert Luba is President of Luba Financial Inc. He was formerly the President and CEO of Royal Bank Investment Management Inc. Mr. Luba serves on the boards of Vincor International, AIM Trimark Investments, ATS Automation Tooling Systems, Menu Foods Income Fund, KPC Income Fund and Associated Brands Inc.

John T. Mayberry
John Mayberry retired in 2003 as Chairman of the board and CEO of Dofasco Inc. He serves on the boards of Scotiabank, Decoma International, Inco Inc., and CFM Corporation.

Mary Mogford [C, E, H]
Mary Mogford serves on the boards of Empire Company Limited, Falconbridge Limited, the Potash Corporation of Saskatchewan and Sears Canada. She is also a member of the Altamira Advisory Council. Ms. Mogford is a former Deputy Minister of Finance and Deputy Minister of Natural Resources for the Province of Ontario.

John A. Rogers
John Rogers is the President and Chief Executive Officer of MDS Inc. and has been with the Company since 1973. Mr. Rogers is a director of Marsulex Inc.

Nelson M. Sims [A, C, E]
Nelson Sims is President and Chief Executive Officer of Novavax Inc. He was formerly with Eli Lilly and Company, where he held senior positions including President, Eli Lilly Canada Inc. and Executive Director, Strategic Alliance Management. He serves on the board of Hemosol Inc.

[A] Audit Committee

[C] Corporate Governance & Nominating Committee

[E] Environment, Health & Safety Committee

[H] Human Resources & Compensation Committee

MDS in the Community




Our Vision Is Clear, Our Values Run Deep

At MDS, our vision is to build an enduring health and life sciences company, making a distinctive contribution to the health and well-being of people around the world. We operate according to our core values of mutual trust, genuine concern and respect for people, integrity, and commitment to excellence.

Our vision encompasses all our stakeholders, and our values drive our commitment to strong corporate citizenship and social responsibility. What we achieve through our businesses is important for all stakeholders and for society, and we take great pride in our achievements. At the same time, we take pride in supporting the efforts and achievements of charitable organizations and community groups that share our purpose of contributing to health and well-being by advancing health through science.

MDS ranks among Canada's leaders in corporate philanthropy. Our focus, in keeping with our vision, is health related charities, scientific research and education, and our communities—organizations that make a direct contribution to health and well-being. We also take great pride in the way employees across the Company put our values into action through their own contributions to their communities and we recognize and encourage their exceptional efforts through our Employee Volunteer Program.

Our commitment is unwavering, and our ability to act on it will be strengthened as we change, grow and build on global leadership. As we achieve our business goals, we will be in a position to contribute more and have an ever-growing impact, building sustainable value for all stakeholders.

Many of the projects we support involve a significant commitment over a number of years. We participate in these projects because the outcome will make a distinctive difference to the health and well-being within the communities where we operate.

"From the beginning, MDS has embraced our vision and helped significantly to advance Wellspring's mission to serve the psychological, social and emotional needs of individuals and their families living with cancer. In its willingness to see the potential of what can be, rather than holding an attachment to what has been, MDS has helped Wellspring create our well-regarded, growing network of cancer support centres and innovative new approaches to community-based programs, helping thousands of people every year. MDS has provided not only critical resources to support our much needed programs, but also a model of innovation and excellence to emulate. We are most thankful for both."

Lynda Morrison
Chief Executive Officer
Wellspring

"Promoting awareness of the prevalence and preventability of colorectal cancer is the mandate of the Colorectal Cancer Screening Initiative Foundation. The support that MDS committed to the Foundation funded our website and our Family Matters brochure—enabling us to greatly increase public awareness."

Deborah Cotton
Director
Colorectal Cancer Screening Initiative Foundation

Worldwide Locations

MDS has locations in 24 countries on 5 continents.

Africa
Johannesburg, South Africa

Asia
Beijing, China
Causeway Bay, Hong Kong
Tokyo, Japan
Singapore, Singapore
Taipei, Taiwan

Europe
Brussels, Belgium
Fleurus, Belgium
Prague, Czech Republic
Odense, Denmark
Baillet en France, France
Lyon, France
Sevres, France
Sophia Antipolis, France
Hamburg, Germany
Lagenfeld, Germany
Munich, Germany
Budapest, Hungary
Milan, Italy
Belfast, Northern Ireland
Krakow, Poland
Bucharest, Romania

Madrid, Spain
Lund, Sweden
Geneva, Switzerland
Zurich, Switzerland
Sittingbourne,
United Kingdom
Wokingham,
United Kingdom

South America
Buenos Aires, Argentina
Santiago, Chile

Canada
Calgary, Alberta*
Edmonton, Alberta*
Burnaby, British Columbia
Kamloops, British Columbia
Vancouver, British Columbia
Victoria, British Columbia
Winnipeg, Manitoba*
Moncton, New Brunswick*
Mount Pearl, Newfoundland*
Dartmouth, Nova Scotia*
Barrie, Ontario
Belleville, Ontario
Brockville, Ontario
Burlington, Ontario

Cobourg, Ontario
Concord, Ontario
Cornwall, Ontario
Hamilton, Ontario
Kingston, Ontario
Kitchener, Ontario
London, Ontario
Mississauga, Ontario
Newmarket, Ontario
Orillia, Ontario
Oshawa, Ontario
Ottawa, Ontario
Owen Sound, Ontario
Peterborough, Ontario
Richmond Hill, Ontario
St. Catharines, Ontario
Sault Ste. Marie, Ontario
Stoney Creek, Ontario
Sudbury, Ontario
Thunder Bay, Ontario
Timmins, Ontario
Toronto, Ontario
Blainville, Québec
Châteauguay, Québec
Dollard Des Ormeaux,
Québec
Laval, Québec

Montréal, Québec
Pointe-Claire, Québec*
St. Laurent, Québec
Ste. Dorothée, Québec
Regina, Saskatchewan
Saskatoon, Saskatchewan

United States
Phoenix, Arizona
Irvine, California
Fort Lauderdale, Florida*
Tampa, Florida*
Atlanta, Georgia*
New Orleans, Louisiana
Lincoln, Nebraska
Neptune, New Jersey
Poughkeepsie, New York
Durham, North Carolina*
King of Prussia, Pennsylvania
Brentwood, Tennessee
Memphis, Tennessee*
Charlottesville, Virginia
Bothell, Washington

* indicates joint venture
partnership



2004 Targets*

Target	2003 Achievements	2004 Target
> **$2 billion in revenues in 2003**	> Revenues reached $1.8 billion in 2003. Over the past few years, we have divested a number of businesses. These businesses generated $110 million in 2001, the last full year in which we owned all of these businesses.	> **Revenue growth remains important to us; however, we are putting greater emphasis on improving our operating margins. Therefore, we have not set a new revenue target for the Company.**
> **Operating margin is a new target for 2004**	> Our operating margin for 2003 was 15%. We have initiated a number of changes that will position us to improve our operating margin going forward.	> **Operating margin of 16%, a 1% improvement**
> **15% compound growth in earnings per share over rolling five-year periods**	> Our compound growth in earnings per share over the last five years was 8%. We currently have a number of change initiatives underway that will contribute to improvements in earnings growth in 2004 and beyond.	> **Sustained long-term growth in earnings per share remains a priority for us. Taking into account current economic conditions and other factors, we have established a target of 10%–15% five-year compound growth in earnings per share.**
> **15% average pre-tax return on capital employed over rolling five-year periods**	> Our return on capital for 2003 was 15% and 13% over the last five years. Our return on equity was 11% and 11% over the last five years. We have been examining our businesses and reallocating capital from lower to higher performing businesses. We believe that return on equity is a more meaningful performance measure going forward.	> **Return on equity of 12%, an increase of 1%**
> **60% of revenues from international markets**	> In 2003, we generated 63% of our revenues from international markets.	> **60% of revenues from international markets**

* All reported targets and performance are from continuing operations, before Proteomics and unusual items.

Financial Review

19 Management's Discussion and Analysis

37 Responsibility for Financial Statements and Auditors' Report

38 Consolidated Financial Statements

41 Notes to Consolidated Financial Statements

58 Eleven-Year Financial Summary

60 Board of Directors and Executive Management

Following is management's discussion and analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the year ended October 31, 2003 and its financial position as at October 31, 2003. This MD&A should be read in conjunction with the consolidated financial statements and notes that follow this document. For additional information and details, readers are referred to the quarterly financial statements and quarterly MD&A for fiscal 2003 and the Company's Annual Information Form (AIF), all of which are published separately.

This MD&A is intended to provide readers with the information that management believes is required to gain an understanding of MDS's current results and to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects. Readers are cautioned that actual events and results will vary.

In our MD&A and elsewhere, we discuss the results of our core businesses in the Life Sciences and Health segments separately from those of 89%-owned MDS Proteomics Inc. (MDS Proteomics). Our core operations are mature businesses that generate cash flow and operating results that are consistent with other well-established businesses in their markets. MDS Proteomics is an early-stage research and development company and it does not generate significant revenue and is incurring substantial operating losses and negative cash flow as it builds its business. We believe that mixing the results of MDS Proteomics with those of our core businesses gives a potentially misleading picture of the results of our businesses.

In addition, in this MD&A we describe certain income and expense items that we label as unusual or non-recurring. These terms are not defined by generally accepted accounting principles. Our usage of these terms may vary from the usage of other companies. We identify the impact of these amounts on operating income and on earnings per share. We provide this detail so that readers have a better understanding of the significant events and transactions that have had an impact on our reported results.

Earnings per share before goodwill amortization and other figures that are reported separately for our core businesses and for MDS Proteomics include all items required to be included under generally accepted accounting principles. We believe that disclosing components of earnings per share along with the consolidated results provides information to readers to enable them to better understand the fundamental trends affecting our businesses. We provide a table in this document that summarizes earnings per share figures for comparison to amounts reported on the face of the income statement.

Tabular amounts are in millions of Canadian dollars, except where noted. Earnings per share for 2001 throughout this report are calculated before deducting goodwill amortization to be comparable to the figures for the current year.

Introduction

MDS is a global health and life sciences company. We provide enabling technologies, products, and services to improve the delivery of health care worldwide. Our primary areas of focus are drug discovery and development and disease diagnosis and management. Our primary customers are pharmaceutical and biotechnology companies and health care providers such as doctors and hospitals. Our products and services include:

1. pharmaceutical research and development services;

2. radioisotopes used for nuclear medicine and for sterilization;

3. advanced analytical instruments based on mass spectrometry used primarily in drug development;

4. laboratory testing services, the results of which are used by doctors to diagnose disease and plan medical treatment; and

5. distribution of medical supplies and equipment.

In addition, through MDS Proteomics, we conduct research in proteomics, the science of protein-to-protein interactions, and we apply this novel platform to drug discovery through several strategic alliances.

Through our mix of products and services, we are intimately involved in the discovery, development and manufacture of life-saving pharmaceuticals and medical devices. In addition, MDS is the largest operator of clinical laboratories in Canada and a critical link in the overall health care system in the country.

Highlights of 2003

Our revenues for fiscal 2003 were $1.8 billion, reflecting organic growth of 4% over 2002 after taking into account businesses sold or discontinued. Analytical instruments were the primary driver of revenue growth this year as our leading-edge equipment continued to see high levels of market penetration and new products quickly generated market-leading demand.

Before considering restructuring and other unusual charges in the year, operating income was $235 million. This was 7% higher than last year and our highest level ever. Yet, 2003 was a mixed year for MDS. We are disappointed with our pharmaceutical research services results. Revenues from this business were flat for much of the year, after the business showed strong growth in 2002. Nonetheless, we spotted this problem early and took quick action to strengthen our resources in some key areas related to business development. As a result of these actions, fourth quarter revenues rebounded smartly though they did not quite reach last year's level. More importantly, our late-stage backlog has increased substantially from last year's level and was in excess of $200 million at year-end. As a result, we are well-positioned for a strong year in 2004.

We set aggressive targets for ourselves, targeting 15% growth in earnings per share over rolling five-year periods. We remain committed to our targets; however, recently, we have fallen short.

We undertook a review of our businesses and our strategies in 2003. We have set targets designed to ensure we regain our place as a high-performance company, operating in the top quartile of all companies participating in our markets.

To achieve this goal, we have established four specific strategies:

i) to improve our return on capital, we will ensure we have the right mix of businesses, focusing on profitable niches where MDS can be a leader;

ii) to drive profitable revenue growth, we will deliver exceptional customer value propositions;

iii) to improve our operating margin, we will take action to lower our overall cost of doing business; and

iv) to enable us to integrate new businesses quickly, we will build a common business platform.

The results of these strategies are beginning to be felt:

i) In April, we recorded writedowns to the carrying value of a number of our long-term investments, following a review of our longer-term strategies in a number of fields. These writedowns were made necessary by financial market conditions that have made financing very difficult for biotechnology companies and reduce the likelihood that we can dispose of these holdings for proceeds sufficient to allow us to recover our cost. These investments are not key to our long-term business mix strategy and we will not be making further material equity investments in them.

ii) In July, we signed a licensing agreement with Oracle to implement their E-Business Suite as a common business platform and financial system across all of MDS. Implementation of this system has begun and we expect to "go live" at our first site on November 1, 2004.

iii) In October, we completed a significant seven-year agreement with IBM under which the majority of our IT infrastructure will be outsourced and upgraded. Certain MDS employees have been transferred to IBM under the terms of the agreement. Our results for the fourth quarter include a provision totalling $11 million for the costs of entering into this agreement, including a loss resulting from the sale of certain IT assets covered by the outsourcing plan.

iv) In October, we also completed a review of our support services designed to identify opportunities to reduce our operating costs by taking advantage of the upgraded IT infrastructure and the new common business platform. As a result of this review, we have adopted a shared services business model for the majority of our support services and realigned our Corporate operations. A provision of $10 million was recorded in October reflecting costs, primarily associated with staff reductions, that we will incur as this model is implemented during 2004.

In addition to these initiatives, two of our divisions experienced difficulty late in the year. In British Columbia, the provincial government announced a significant reduction in fee levels. While we remain in discussion with the government, we have taken steps to realign our services and reduce costs. In addition, profits in certain US laboratory operations are below acceptable levels and we are taking steps there to improve margins, while determining the best way to participate in the US diagnostics market.

In Europe, our generic radiopharmaceutical manufacturing business became subject to new, more stringent regulations affecting pharmaceutical manufacturing facilities. In October, we announced plans to shut down the generic manufacturing portion of our business in Belgium.

These actions resulted in charges totalling $28 million in the fourth quarter related primarily to employee severance and asset writedowns.

While the combined effect of these activities was negative for 2003, we believe the Company is now very well positioned to deliver on our strategies and return to higher levels of performance.

Critical Accounting Policies

The financial statements of MDS are prepared within a framework of generally accepted accounting policies selected by management and approved by the Audit Committee of the Board of Directors. These policies are set out in note 1 to the financial statements. Certain policies are more significant than others and are therefore considered critical accounting policies. Accounting policies are considered to be critical if they rely on a substantial amount of judgment in their application or if they result from a choice between accounting alternatives and that choice has a material impact on our reported results or financial position. The policies identified as critical to MDS are discussed below.

In addition to accounting policies, the assets, liabilities, revenues and expenses reported in our financial statements depend to varying degrees on estimates and judgments made by management. These estimates and judgments are based on historical experience and may reflect certain assumptions about the future that are believed to be reasonable. Although these estimates and assumptions are re-evaluated on an ongoing basis, the factors upon which these estimates and assumptions are based, as well as actual results, may differ materially.



"To develop a high-performance, customer-oriented culture at MDS, we must free up people in all parts of the organization to focus on their customers and on solutions. Our change initiatives and integrated growth platform are designed to do just that, allowing us to leverage our strengths and resources—human, technical and financial— more effectively."

Alan Torrie
Executive Vice-President
Global Markets and Technology

Consolidated Revenues
($ billions)



1.16 1.42 1.62 1.78 **1.80**
99   00   01   02   **03**

Revenue recognition

MDS sells a variety of products and services and we use different revenue recognition policies depending on the nature of the product or service sold.

The majority of our products, including our analytical instruments and our radioisotopes and radiochemicals, as well as products we distribute through Source Medical, are sold on terms that require our customers to take ownership of goods upon either shipment or delivery. Revenue is recognized on these transactions at the time title passes to the buyer. Product returns and exchanges and warranty obligations are insignificant in our product-based businesses.

Certain products, particularly equipment related to cobalt sterilization, involve longer production or delivery schedules and may require formal approval or acceptance by our customers. Approval may not be received until some time after the product has been shipped and title typically does not pass to our customer until the acceptance has been received. In these cases, revenue is recognized once we have completed all of our obligations under the contract, subject to a reasonable provision set by management to cover any identifiable future costs. Such provisions tend not to be material and historically we have not incurred costs significantly in excess of our provisions, nor have we failed to achieve customer acceptance within reasonable periods of time.

Services are provided to customers on the basis of a per-unit price for work performed or under longer-term contracts that typically define the nature of services to be provided and terms for billing and payment.

Revenue for services provided on a per-unit pricing basis is recognized when we have completed the requested services and have the contractual right to bill our customer. The majority of our Diagnostics revenue is recorded this way, as is our discovery and preclinical revenue and our central lab revenue.

Revenues for services provided under long-term contracts, such as those provided within our early clinical and clinical research businesses, are recognized on a percentage-of-completion basis, usually pro rata on the basis of costs incurred. To calculate revenue, we must estimate the total revenue and total cost, including all costs to complete the contract, as well as the actual stage of completion. The amount of revenue and gross margin appropriate to the percentage of completion is recorded in income based on these estimates. If it becomes evident that a loss will be incurred on a contract, that loss is recorded immediately.

Revenue that is recognized but which cannot be billed is recorded in inventory as service contract work in process. Management conducts a review of all contracts in process at least quarterly to ensure that the appropriate amount of revenue has been recognized and that reasonable estimates of costs to complete have been made. This review also considers the recoverability of all amounts recorded as work in process. If recoverability is in doubt, the value of work in process is reduced to the expected recoverable amount by a charge to income.

In a significant number of long-term contracts, the billing terms enable us to bill our customers in advance of providing services. The amount of such billings in excess of the amount that we have recognized as revenue is recorded as deferred revenue in the liabilities section of the statement of financial position.

Valuation of long-term investments

MDS maintains portfolio investments in a number of public and private companies, most of which reflect preliminary investments in companies with technology or businesses that are of interest to us. These investments are accounted for



"MDS will grow in the future as we have in the past—by continuing to build our organization around people and relationships on the firm foundation of our core values. The change initiatives underway will not alter that dynamic—they will help us deliver on it by strengthening our ability to perform, execute and respond to customers."

Jim Reid
Executive Vice-President
Organization Development

at cost or by the equity method depending on our ownership interest and the degree of influence we exert on the management of the investee. Investments are reviewed periodically to determine if there has been a decline in value that is other than temporary. In the event that an impairment has occurred, the carrying value of the investment is written down to an amount that reflects management's estimate of what could be received from a sale of the investment.

Valuation of goodwill

Effective with the beginning of fiscal 2002, companies are no longer required to amortize goodwill on a periodic or routine basis. Instead, the carrying value of goodwill must be assessed at least annually. To assess goodwill, the estimated fair value of the reporting unit or business to which the goodwill relates is compared to the carrying value (including goodwill) of the reporting unit. In the event that the fair value of a reporting unit is determined to be less than its carrying value, and the shortfall relates to the carrying value of goodwill, the carrying value of the goodwill is reduced by a charge to income.

Assessing the fair value of a business requires that management make numerous estimates, including estimating future cash flows and interest rates. Variations in these estimates will cause material differences in the result.

Income taxes

MDS operates globally and is therefore subject to income taxes in multiple jurisdictions. The income tax expense reported in the statement of income is based on a number of different estimates made by management. Our effective tax rate can change from year to year based on the mix of income among the different jurisdictions in which we operate, changes in tax laws in these jurisdictions, and changes in the estimated values of future tax assets and liabilities recorded on our statement of financial position.

The income tax expense reflects an estimate of cash taxes expected to be paid in the current year, as well as a provision for changes arising this year in the value of future tax assets and liabilities. The likelihood of recovering value from future tax assets such as loss carryforwards and the future tax depreciation of capital assets is assessed at each quarter-end and a valuation reserve may be established. Changes in the amount of the valuation reserve required can materially increase or decrease the tax expense in a period. Significant judgment is applied to determine the appropriate amount of valuation reserve to record.



Capital Expenditures
($ millions)

143 135 115 152 **121**
99   00   01   02   **03**

Capital assets

Capital assets are recorded at cost and depreciated at varying rates over their estimated useful lives. Management sets these rates based on experience with these or similar assets.

Costs incurred on assets under construction are capitalized as construction in progress. Costs capitalized on these projects include the direct costs of construction, equipment installation and testing, and interest costs associated with financing large, long-term projects. No depreciation is recorded on such assets until they are placed in service. At each period-end, management reviews the total costs capitalized on all construction projects to determine whether or not the carrying value of the assets can be recovered from the undiscounted expected net future cash flow generated by the assets. If there is no reasonable expectation that the costs can be recovered, the carrying value of the asset is reduced to the estimated recoverable amount and the excess is charged to income. This process is subject to significant judgment and could be materially affected by variations in estimates about future cash flows.

Research and development

Costs incurred for research are expensed as incurred. If management expects that a new product has a reasonable likelihood of future commercial success and decides to proceed with product development, costs are capitalized during the remainder of the development process. These costs are identified as deferred development costs and are recorded with long-term investments and other on the statement of financial position. Once a product enters commercial production, deferred development costs are amortized over the estimated product life, generally three to five years.

Research and Development, Gross Spending
($ millions)



99 — 29
00 — 56
01 — 76
02 — 97
03 — 92

Management undertakes a periodic review of each project on which deferred development costs have been recorded to determine if the carrying value of the project can be recovered from the undiscounted expected net future cash flow generated by sales of planned products. If there is no reasonable expectation that the costs can be recovered, the carrying value of the project is reduced and the excess is charged to income. This process of estimation is subject to significant judgment, in particular about the price and direct cost of the products, as well as expected market acceptance. Deferred development costs generally relate to products on which we have traditionally earned a high gross margin. We have not historically recorded any material charges to reduce the carrying value of our deferred development costs.

Restructuring activities

When we undertake to rationalize certain operations or shut down portions of a facility, we incur expenses such as costs for employee severance and other activities related to exiting the business. When we have announced such activities in a period and identified the costs to be incurred, we record a restructuring provision. This provision may include the difference between management's estimate of the market value of assets and their net book value. It may also include provisions for costs expected to be incurred in the future for expenses such as employee terminations. These provisions are based on management's estimates and reflect plans in place at the time the provision is recorded. Should these estimates change, or should future events prove the estimates wrong, any required adjustments will be recorded in the income statement when identified.

Fiscal 2003 Operating Results

Beginning in 2002, we embarked on a path to position MDS for future growth. This path reflected three key themes stemming from our overall strategy:

i)   realign the allocation of our capital to focus on the highest growth and high rate-of-return businesses and opportunities;

ii)   build an enterprise-wide platform for future growth; and

iii) maintain and grow our core businesses.

During 2003 we accomplished a number of steps towards our goals, including:

i)   To simplify our capital structure, in December 2002, we completed a refinancing of approximately $500 million of existing bank term-credit facilities. The refinancing was accomplished by issuing US$311 million of Senior Unsecured Notes Payable in a private placement. The Notes locked in an effective term interest rate of 5.82%. The first principal payment on the Notes is not required until December 2006 and the majority of the principal does not become due until 2012. Since issuing the Notes, the Canadian dollar has strengthened by approximately 25¢ versus the US dollar, resulting in an economic gain of C$78 million. Because we consider this debt a hedge against the value of our net assets in the US, this gain is included in the cumulative translation adjustment account.

Later in 2003, we negotiated the terms of a new $225 million bank standby credit facility. This new facility is currently undrawn and may be used to fund acquisitions and other growth initiatives.



"As we drive performance at MDS, we will create new opportunities to add value to our customers and build shareholder value. With new financial metrics and disciplines in place, we are focused on optimizing cash flow and return on capital, while allocating capital to take advantage of the most promising growth opportunities."

Jim Garner
Executive Vice-President
Finance and Chief Financial Officer

ii) In April 2003, we sold our Oncology Software Solutions (OSS) business for $35 million, realizing a gain of $10 million. This followed the sales in 2002 of our High-Dose-Rate Brachytherapy (HDR) business and of MDS Matrx. None of these three businesses generated the return on capital or demonstrated the growth potential that we require to meet our financial targets.

iii) In the second quarter, we recorded a non-cash provision of $75 million that reduced the carrying value of Hemosol to nil and the carrying value of two private companies to our best estimate of their realizable value. In September, one of the private investees completed a reverse take-over of a listed Canadian company, changed its name to Evolved Digital Systems, and completed a $19 million equity financing. We will continue to look for opportunities to realize value from all of our long-term investments.



Core Earnings per Share *($)*

1.13
1.07
0.78 0.76
0.69

99 00 01 02 **03**

iv) Also in the second quarter, we realized a $39 million pre-tax cash gain resulting from patent infringement litigation we launched, along with our partner, Applied Biosystems, against a competitor. We will continue to defend our patent position aggressively as this intellectual property is a critical asset of our businesses that allows us to protect and extend our growth opportunities.

v) During the year, we incurred approximately $15 million of internal costs related to our change initiatives. These efforts led to the IBM outsourcing agreement and the common business platform initiative.

Consolidated revenues grew to $1,799 million and operating income was $179 million compared to $212 million in 2002. Included in operating income in 2003 were net non-recurring items of $56 million compared to $7 million of such items in 2002. Leaving aside these items, operating income rose 7% over 2002.

SUMMARY OF CONSOLIDATED RESULTS	2003	2002	Change	2001	Change
Revenues	$ 1,799	$ 1,777	1%	$ 1,617	10%
Operating income	$ 179	$ 212	(16%)	$ 153	39%
Basic earnings per share	$ 0.34	$ 0.75	(55%)	$ 0.83	(10%)
Cash from operating activities	$ 240	$ 186	29%	$ 77	142%

Results for 2002 and 2001 are restated to conform to the presentation required this year for our discontinued generic radiopharmaceuticals business. Reported earnings per share (EPS) reflect the consolidated impact of numerous different events and transactions. The table below provides a breakdown of the impact of the significant components of earnings.

	2003	2002	2001
EPS from continuing operations before proteomics and unusual items	$ 1.13	$ 1.07	$ 0.69
MDS Proteomics losses	(0.24)	(0.27)	(0.17)
Dilution gain on shares issued by MDS Proteomics	—	—	0.33
EPS from continuing operations before unusual items	0.89	0.80	0.85
Valuation provisions	(0.51)	—	—
Restructuring charges	(0.13)	—	(0.16)
Gain on patent suit	0.18	—	—
Gain (loss) on sale of business	0.07	(0.05)	—
Pre-acquisition investment tax credits	—	—	0.13
EPS from continuing operations	0.50	0.75	0.82
Discontinued operations	(0.16)	—	0.01
Basic EPS	$ 0.34	$ 0.75	$ 0.83

Segment Operating Results

Revenues

Life Sciences—Organic revenue growth in our Life Sciences segment was 7% this year compared to a 16% increase in 2002 over 2001. Organic growth excludes revenues from the therapy systems businesses that were sold this year and in 2002, and revenues from our discontinued generic radiopharmaceutical business. Reported revenues for the year (adjusted to remove revenues from the discontinued business) were:

	2003	2002	Change	2001	Change
Bioanalytical and early stage	$ 246	$ 224	10%	$ 203	10%
Clinical research and central laboratory	150	162	(7%)	133	22%
Discovery and preclinical	108	122	(11%)	94	30%
Pharmaceutical research services	504	508	(1%)	430	18%
Gamma sterilization	64	61	5%	62	(2%)
Nuclear medicine	202	197	3%	182	8%
Therapy systems	43	70	(39%)	80	(12%)
Isotopes	309	328	(6%)	324	1%
Analytical instruments	270	217	24%	160	36%
Total	$ 1,083	$ 1,053	3%	$ 914	15%

Gamma sterilization revenues were up strongly for the third quarter this year as new cobalt supply was obtained. Gamma sterilization had been flat for the period up to the second quarter this year because cobalt supply was low. A significant cobalt shipment was received and largely shipped in the third quarter this year, driving the majority of the increase over prior years. New supplies of cobalt are expected to improve sales in this business line next year.

Our nuclear medicine business continues to deliver steady revenue growth. Late in fiscal 2003 commercialization of BEXXAR began. BEXXAR is our second radiotherapeutic and is one that we manufacture under contract for Corixa Corporation. Sales of Zevalin™, our first radiotherapeutic product, were slightly higher for 2003, but remain below expectations as market penetration is impacted by reimbursement and dosing protocol issues. In addition, sales of TheraSphere® were down following entry of a competitor into the primary liver cancer treatment market.

The drop in therapy systems revenues reflects the sale of the OSS and HDR businesses. These businesses accounted for $6 million of revenues in 2003 compared to $46 million in 2002 and $49 million in 2001. Revenues in the remaining therapy system businesses are derived from the sale of cobalt therapy machines.

Bioanalytical and early stage remains our strongest business in pharmaceutical research services. Revenues in this area were up 10% year-over-year following a 10% increase in 2002, and all locations offering these services performed well. Continued strength in our work with large pharmaceutical companies is augmented by increasing demand from biotechnology customers in a trend that appears to be continuing.

While bioanalytical and early stage revenues grew steadily for most of the year, slower sales activity in late-stage research and in discovery services in middle and late 2002 had a negative impact on our pharmaceutical research services revenues in the first three quarters of this year. As a result, overall sales in these businesses were below target. Responding to this early in the year enabled us to address the business development issues involved and build our backlog. This improved sales effort affected 2003 revenues only slightly as most new contracts are long-term in nature and will begin to deliver more significant revenue in 2004.

Revenue growth remained strong for our analytical instrument products, as sales in this business increased 24% this year, compared to a 36% increase in an especially strong 2002. The launch of our new Elan 6100 DRC and very strong sales of the QSTAR™ and Q TRAP introduced



Life Sciences Revenues
($ billions)

0.57 · 0.79 · 0.91 · 1.05 · **1.08**

99 00 01 02 **03**

last year drove revenues. Continued solid performance from our API series product line added to this growth. We are pleased by the strong performance of our traditional LC/MS products and encouraged by the high levels of market interest in our new products as these new products broaden our penetration of the analytical instruments market.


A significant portion of the revenues in our Life Sciences businesses results from the sale of products exported from Canada and priced in US dollars. In addition, a sizable portion of our pharmaceutical research services business occurs in operating units located in the United States and Europe. Because of the significant amount of export activity, and resulting reliance on the value of the US dollar relative to the Canadian dollar, we have traditionally maintained an active currency hedging program. During 2003, the Canadian dollar rose significantly relative to the US dollar and the average rate for the dollar was $1.44 this year compared to $1.57 last year and $1.54 in 2001. Revenues and operating income from US-based operations fell this year as a result of the drop in value of the US dollar. This drop was more than offset by gains realized from our hedging of net US dollar inflows to Canada. As a result of our hedging program, the effective realized US dollar exchange rate for our export sales was $1.54 million compared to $1.55 million last year and $1.49 million in 2001, resulting in an immaterial impact on reported operating results from exchange rate fluctuations. Meanwhile, the yearly average exchange rate for the Euro rose relative to the Canadian dollar by an amount similar to the amount by which the average US dollar exchange rate dropped. As a consequence, improved European operating results caused by currency fluctuation largely offset declines from our US-based operations. Overall, currency fluctuation was not a significant factor in explaining differences in results for the two years.

Health—Diagnostics revenues were up $1 million compared to 2002 while reported distribution revenues were down slightly. Excluding the revenues of MDS Matrx from 2001 and 2002, Distribution revenues were up 2% over 2002 and 2002 revenues were up 3% compared to 2001. Health segment revenues were up 1% and 9%, respectively, similarly adjusted.

	2003		2002	**Change**		2001	Change
Canadian laboratories	$	**398**	$ 390	**2%**	$	357	9%
US laboratories		**134**	141	**(5%)**		123	15%
Diagnostics		**532**	531	**—**		480	11%
Distribution		**183**	190	**(4%)**		220	(14%)
Total	$	**715**	$ 721	**(1%)**	$	700	3%

Canadian laboratories are the key drivers of our Health segment results. Revenues rose 2%, largely as a result of a new fee agreement in British Columbia (BC) signed in 2002 and a new two-year fee agreement for Ontario signed in April this year. Fee growth in the Canadian market is affected by population growth levels and government budgetary initiatives. Late in our third quarter, the government of BC announced plans to abrogate the existing fee agreements and unilaterally reduce fee levels by 8% on September 1, 2003 and another 12% on April 1, 2004. While revenues and operating results for 2003 were not materially affected by this change, revenues and operating income for fiscal 2004



"The health care paradigm is changing, with an increasing focus on earlier diagnosis and treatment. With our core competencies in laboratory services and our targeted focus on new diagnostics, MDS is at the forefront of this paradigm shift."

Cam Crawford
President
MDS Diagnostic Services

Health Revenues
($ millions)



589 · 627 · 700 · 721 · **715**
99 · 00 · 01 · 02 · **03**

would be materially reduced in the absence of mitigation on our part. Consequently, we took action in September to reduce service levels in certain areas, largely by eliminating portions of our service for which no direct fees were collected. These actions are expected to offset about 50% of the total fee cut and have resulted in approximately $3 million of severance cost included in the restructuring provision.

Reported revenues for US laboratory services were adversely affected by the decline in the value of the US dollar. On a local currency basis, US laboratory revenues were down 2%, as a revenue drop in Georgia was only partially offset by growth in our South Florida and Memphis partnerships.

Our US laboratory operations have suffered recurring operating losses in certain locations and an extremely long sales/contracting cycle. We are taking steps to optimize the returns from this business and to streamline operations. The resulting reorganization of support and business development activities will significantly reduce the general and administrative overheads applicable to this business. These actions require severance of $2 million which was recorded in the fourth quarter restructuring provision.

Our distribution business consists of our 50% interest in Source Medical, which is proportionally consolidated. Revenue growth for Source Medical in 2003 resulted largely from increased sales of medical consumables during the SARS outbreak in Ontario. Operating results from Source Medical improved this year because the drop in the value of the US dollar lowered the cost of a portion of the products distributed by the company. Nevertheless, this business remains our lowest margin business and we are actively seeking to monetize this asset.

Operating expenses

Cost of revenues comprises cost of sales for our product businesses and the direct cost of providing services in our services businesses. These costs comprised 62% of revenues in 2003 compared to 61% in 2002 and 64% in 2001. Strong growth in the higher margin analytical instruments business in 2003 and 2002 resulted in the drop in these costs as a percentage of revenue over the last two years.

Selling, general and administrative expenses amounted to 19% of revenues in each of the past three years. These costs have tended to grow broadly in line with revenue growth in the past. During 2003, we undertook a thorough review of our general and administrative support services and determined that efficiencies would be realized and a platform for new growth could be created by implementing three change initiatives:

i) outsourcing a portion of our information and technology infrastructure and support systems to IBM;

ii) designing and implementing a common business platform across MDS with a focus on a common financial system; and

iii) reorganizing key support services around a shared services design.

Operating Income before Non-recurring Items
($ millions)



143 · 194 · 153 · 219 · **235**
99 · 00 · 01 · 02 · **03**



"MDS has become a global leader in mass spectrometers by focusing on building relationships with customers and providing quality, innovation and cost-effectiveness. This focus is enabling us to move up the value chain with customers, developing increasingly advanced analytical instruments that are helping our customers harness emerging technologies and accelerate the drug discovery process."

Andy Boorn
President
MDS Sciex

We believe these actions will enable us to contain the growth of general and administrative costs in future years, with an overall goal of reducing these costs as a percentage of revenue.

Research and development cost relates to programs associated with our analytical instruments, nuclear medicine, and proteomics businesses and excludes depreciation associated with these activities. These costs tend to vary as a percentage of revenue depending on research projects underway in a given year. Research and development leveled off in 2003, following a substantial increase in 2002 compared to 2001. The 2002 increase largely reflected the impact of significant new spending in proteomics. This spending was cut back during 2003 due to declining cash reserves in MDS Proteomics.

Depreciation and amortization of $78 million for the year is down 10% from 2002 and level with 2001. The drop from 2002 reflects the fact that a large portion of our Proteomics assets and our investment in lab automation are now fully depreciated. We expect this expense to climb late in 2004 and into 2005 as the MAPLE facility comes online.

Equity earnings and investment gains comprises earnings from our interest in MDS Capital Corp. and certain minority positions in laboratory partnerships, along with capital gains from the sale of venture investments. This amount is down this year, as we realized no investment gains during 2003. The increase in 2002 compared to 2001 primarily reflects our share of a gain realized by MDS Capital Corp. when it sold its interest in Drug Royalty Corporation.

Other income and expense includes the following items:

	2003	2002	2001
Cash award on settlement of lawsuit	$ 39	$ —	$ —
Gain (loss) on sale of business unit	10	(7)	—
Valuation provision on long-term investments	(77)	—	—
Total	$ (28)	$ (7)	$ —

The cash award on settlement of the Micromass patent infringement lawsuit was received in the second quarter this year. The amount above reflects our share of the award, net of legal costs.

During 2003, we realized a $10 million gain from the sale of our European-based OSS business. The loss reported for 2002 was incurred on the sale of MDS Matrx to a management group. No gain or loss was realized in 2002 from the sale of our HDR business.

This year, we recorded $77 million of valuation provisions related to our portfolio investments in certain life sciences and health companies. This provision included a write-off of our $21 million investment in Hemosol Inc., a Canadian public company. The balance of the provision reduced our carrying value for certain private company investees to our estimate of net realizable value.

During the fourth quarter and after an extended review process, we made a decision to discontinue operations and conduct an orderly exit from our generic radiopharmaceutical business in Belgium. This portion of our business in Belgium is subject to increased regulatory standards compliance that would require a significant investment in plant and equipment that cannot be justified by the returns generated by the business. We have recorded a provision for the expected cost of this discontinuance comprising $14 million for severance and related costs and $7 million to write assets down to an estimate of their reasonable value and to cover certain other costs of the shut-down.

Other severance provisions totalling $17 million and asset writedowns of $10 million related to various restructuring activities discussed earlier in this report have also been recorded at year-end.

Operating income

	2003			2002			2001		
	Revenues	**Operating Income (loss)**	**Operating Margin**	Revenues	Operating Income (loss)	Operating Margin	Revenues	Operating Income (loss)	Operating Margin
Life Sciences	**$ 1,083**	**$ 192**	**18%**	$ 1,053	$ 205	19%	$ 914	$ 142	16%
Health	**715**	**20**	**3%**	721	59	8%	700	64	9%
Core businesses	**1,798**	**212**	**12%**	1,774	264	15%	1,614	206	13%
Proteomics	**1**	**(33)**	**n/m**	3	(52)	n/m	3	(53)	n/m
	$ 1,799	**$ 179**	**10%**	$ 1,777	$ 212	12%	$ 1,617	$ 153	9%

n/m—not meaningful

Operating income for Life Sciences before restructuring and other non-recurring items was $208 million, compared to $205 million reported last year, and the operating margin remained at 19%. Continued strong performance of our analytical instruments business, as well as improved results from gamma sterilization this year, were responsible for this. Pharmaceutical research services was down compared to 2002, but up substantially over 2001.

The Health segment generated an operating margin of 8% before restructuring and other non-recurring items, down from 9% last year. The decrease principally reflects our US laboratory operations which performed substantially below expectations this year. Steps are currently underway to address the performance of this operating unit. Laboratory testing reforms recently announced in BC did not have any significant impact on our 2003 results except for the restructuring charges we incurred as a result.

Other expenses

Net interest—Net interest expense was up $8 million compared to fiscal 2002 and $11 million compared to 2001. The increase reflects the impact of the new long-term fixed-rate debt issued early in the year. This debt bears a fixed blended interest rate of 5.82%. In the prior year, all of our debt was at floating rates and we benefited from the steady decline in short-term rates that occurred in recent years. Interest expense is net of interest capitalized on the MAPLE project, amounting to $8 million in 2003, compared with $7 million in 2002, and $11 million in 2001.

Minority interest—Minority interest reflects the interest of non-controlling equity holders in MDS Proteomics and our BC laboratory operations. This expense has increased this year as the after-tax loss of MDS Proteomics has declined.

Income tax expense—For fiscal 2003, we incurred taxes at an overall rate of 54% and at an effective rate of 38% on our core businesses. The difference between these rates is caused principally by the losses on MDS Proteomics which cannot be tax affected and the non-deductibility of investment writedowns recorded in the year. These items increased our reported rate by 6% and 16% respectively. Improved operating results in Europe this year, combined with the resolution of some other tax uncertainties, enabled us to release certain income tax reserves in the year, reducing the reported rate by 4%.

Subsequent to the year-end, the Government of Ontario announced plans to increase the corporate tax rates in the province. Our accounts include net future tax liabilities that will increase by approximately $3 million because of this change. This change will be recorded as a deferred tax charge in the first quarter of 2004.

Loss from discontinued operations—The loss reflects the results of our European generic radiopharmaceutical businesses. We have decided to exit this business and are therefore treating it as a discontinued operation. The results of this business over the last three years were as follows. No tax effect has been recorded for this loss.

	2003	2002	2001
Revenues	**$ 15**	$ 15	$ 19
Cost of sales	**(12)**	(11)	(13)
Selling, general and administrative	**(4)**	(4)	(5)
Provision for discontinuance	**(21)**	—	—
Income (loss) before income taxes	**$ (22)**	$ —	$ 1

We expect that an orderly exit from this business will take 9–12 months, and over this time additional operating losses estimated at $2 million will be incurred. Also, capital assets currently in use in the business and having a net book value of $2 million will be written off when our exit from this business has been completed.

Liquidity and capital resources

WORKING CAPITAL	2003	2002	Change	2001	Change
Net cash	$ **260**	$ 184	**41%**	$ 171	8%
Operating working capital	**83**	101	**(18%)**	52	94%
Current ratio	**1.9**	1.7		1.5	
Accounts receivable turnover	**6.6**	5.4		5.5	
Inventory turnover	**9.0**	11.6		10.0	

Operating working capital equals accounts receivable plus inventory less accounts payable, accrued liabilities, and deferred revenue. The decrease compared to 2002 reflects a drop in accounts receivable as collection activities have been increased in all business units. This was partially offset by an increase in inventories, particularly for service contract work in progress. This build-up in work-in-progress inventory is reflective of our growing contract backlog in this business.

CAPITALIZATION	2003	2002	Change	2001	Change
Long-term debt	$ **542**	$ 615	**(12%)**	$ 553	11%
Minority interest	**63**	56	**13%**	61	(8%)
Shareholders' equity	**1,426**	1,354	**5%**	1,243	9%
Capital employed	**1,771**	1,841	**(4%)**	1,686	9%
Book value per share	$ **10.10**	$ 9.63	**5%**	$ 8.90	8%

Capital employed is represented by long-term debt, minority interest, and shareholders' equity less net cash.

Long-term debt decreased $73 million principally as a result of foreign exchange fluctuations. We completed a US$311 million private placement of Senior Unsecured Notes early in fiscal 2003 and used the proceeds to retire existing bank term facilities. The significant strengthening of the Canadian dollar has created a $78 million unrealized foreign exchange gain on this debt which is reflected in the balance reported.

During the year, MDS Proteomics completed a five-year collaboration agreement with Cephalon, Inc. The terms of the agreement include a US$30 million 5% convertible note payable, due in 2010. The note is convertible into MDS Proteomics shares on completion of an initial public offering at an initial conversion price of US$22 per share, subject to adjustment if MDS Proteomics issues Common shares at a lower price. Due to the conversion feature of the notes, $11 million of the proceeds has been recorded as minority interest. During the year, the Canadian dollar value of this loan fell from $37 million to $32 million, resulting in an unrealized foreign exchange gain of $5 million. As MDS Proteomics has no US dollar assets, the loan cannot be treated as a hedge for accounting purposes and, consequently, this gain is recorded as income for the Proteomics segment.



"The explosion of information and understanding as a result of worldwide genomics and proteomics initiatives are providing significant growth opportunities for our existing businesses and capabilities in mass spectrometry, bioanalytical and biomedical testing and the radiolabelling of newly discovered proteins for both diagnostic and therapeutic applications."

John Morrison
Group President and Chief Executive Officer
Healthcare Provider Markets

In addition to the long-term debt currently outstanding, we have an undrawn term credit facility with a syndicate of Canadian banks. This facility bears interest at floating rates and is revolving. Like the Senior Unsecured Notes, the bank facility is unsecured.

The remainder of our long-term debt is made up primarily of capital lease obligations and the balance remaining on the MAPLE project loan.

At the year-end, long-term credit facilities included a total of US$311 million denominated in US dollars, compared to US $157 million in 2002 and US$139 million in 2001.

CASH FLOWS	2003		2002	Change		2001	Change
Cash from operating activities	$	**240**	$ 186	**29%**	$	77	142%
Purchases of capital assets		**(121)**	(152)	**(20%)**		(115)	32%
Other investing activities, net		**(25)**	(47)	**(47%)**		(10)	370%
Long-term debt, net		**22**	58	**(62%)**		(16)	n/m
Net shares issued by MDS and subsidiaries		**1**	—	**n/m**		32	n/m
Deferred income and other obligations		**(7)**	(11)	**36%**		(75)	(85%)
Distributions and dividends		**(21)**	(20)	**5%**		(17)	18%

Cash from operating activities was up strongly this year, reflecting solid operating results, in the absence of non-cash writedowns and provisions, and the Micromass settlement. The cash impact of changes in working capital was a $2 million use of funds.

Net capital expenditures related to MAPLE were a cash inflow of $10 million as risk sharing payments on cost overruns and investment tax credits offset all construction costs. Our total investment in MAPLE is $304 million. The investment was partially offset by reimbursement of a portion of the cost overruns incurred to date. We are continuing to pursue options for reimbursement of a portion of the remaining cost overruns.

Other investing activities is net of $31 million of cash proceeds arising from our sale of OSS earlier this year.

Risks and Uncertainties

This section outlines risks and uncertainties that can have an impact on our operating results and financial position over the course of a year. A more detailed discussion of long-term risks and uncertainties and industry trends is contained in our Annual Information Form.

Exposure to foreign currencies

Approximately 27% of Life Sciences revenue is earned outside of Canada and a further 66% results from exports from Canada. The majority of our exported products and a significant component of our foreign activities are denominated in US dollars. We believe that continued expansion outside of Canadian markets is essential if we are to achieve our growth targets. This expansion will subject MDS to volatility associated with changes in the value of the Canadian dollar.

Debt to Total Capitalization
(%)



99 — 27
00 — 33
01 — 31
02 — 32
03 — 28



"MDS is building strengths and capabilities to gain a leadership position in two attractive global markets—health and pharmaceutical sciences. Our plans include steps that profitably extend our foothold by enabling our customers to meet their needs through the application of new services and technologies. We are all prepared, committed and motivated to deliver on those plans."

Ian Lennox
Group President and Chief Executive Officer
Pharmaceutical and Biotech Markets

We manage exchange rate risk principally through the use of forward contracts. At October 31, we had outstanding US dollar forward contracts totalling US$310 million at an average rate of $1.52 covering the period November 2003 to July 2005. These contracts are expandable to US$481 million in certain circumstances at the same exchange rate. We treat these contracts as hedges for accounting purposes. The value of the Canadian dollar approached historic lows in the early part of fiscal 2002 and we purchased a substantial portfolio of hedge contracts at that time. In the latter part of 2002 and throughout 2003, the Canadian dollar strengthened and, as a result, our contracts have incurred an unrealized increase in market value of $56 million; 2002—$3 million. We do not hedge our revenue or expense streams for locations based outside of Canada and we are, therefore, exposed to the impact of currency fluctuation in these areas.



Cash from Operating Activities
($ millions)

240
186
158
129
77

99 00 01 02 **03**

Acquisition and integration

During the past several years, MDS has made acquisitions of various sizes, particularly in the isotope and pharmaceutical services areas. Our acquisition strategy has focused on identifying and purchasing companies that fit specific niches within our overall corporate strategy. These acquisitions involve the commitment of capital and other resources, and large acquisitions will have a major financial impact in the year of acquisition and later. The speed and effectiveness with which we integrate the acquired companies into existing businesses can have a significant short-term impact on our ability to achieve our growth and profitability targets.

Research and development

During fiscal 2003, we spent $92 million on research and development, principally within our analytical instruments and proteomics business units. All of our businesses depend to one extent or another on our ability to maintain technological superiority and our ability to provide leading-edge solutions to our customers. Ongoing investment in R&D will be required to maintain our competitive position. The likelihood of success for any R&D project is difficult to predict. We manage our R&D projects against tightly defined project outlines that prescribe expected deliverables for each stage of a project. Projects must deliver certain measurable outcomes that we believe are indicators of the likelihood of future success in order to proceed through these design gates and qualify for additional funding.

The R&D we conduct supports a portfolio of intellectual property (IP) in our businesses. We believe that this technology, and other know-how which is not subject to patent protection, provides us with an important competitive advantage. Certain of our businesses, particularly in analytical instruments, operate in highly competitive environments where technological advance is a key success factor. We vigorously defend our IP from unauthorized use by other parties. In 2002, we were successful in our claims against Micromass and were awarded substantial damages that were received this year. Despite our best efforts, we cannot ensure that we will be able to prevent unauthorized use of our IP in all cases.

A significant portion of our Canadian research and development activities is funded in part by tax credits. These credits are recorded as a reduction in R&D expense. A change in taxation policy or regulations regarding the nature of R&D activities supported could have a material impact on the overall cost of our R&D program.

Change initiatives

During 2003, we began a series of initiatives designed to change the way in which we provide a variety of support services for our business units. These changes will require a significant investment of time and resources and are expected to deliver cost savings and other operational efficiencies. In addition, these changes are expected to make possible more rapid integration of future acquisitions. We have a plan in place that is intended to ensure these change initiatives are completed on time and on budget. Nevertheless, given the size and scope of these changes, a risk of delay and budget overruns exists. As a result, it may be possible that the total investment in change may exceed our current expectations and the returns realized may be less than planned.

Supply of reactor isotopes

Interest in radiation-based sterilization applications has been strong; however, worldwide supplies of the cobalt isotope used for sterilization are limited. We have taken steps to build additional cobalt processing capacity with a major supplier, Ontario Power Generation Inc. This new supply became available to us in 2003. Production of cobalt takes 18 to 24 months in certain reactors used for generating electricity. Availability of the cobalt for our use is dependent on maintenance schedules for the reactors and on our ability to maintain contractual supply relationships with our suppliers. Changes in maintenance schedules or our contracts could impact the availability and timing of our cobalt purchases.

Medical isotopes are produced in research reactors and in cyclotrons. These facilities are expensive to build and to operate and there are a limited number of them in the world. The most common reactor isotope used for medical purposes is molybdenum, which we acquire from Atomic Energy of Canada Limited (AECL). We are constructing our own reactors and a processing facility to increase the available supply of reactor isotopes and to provide back-up capacity. We have experienced delays in completing this facility and, until this facility begins operating, we remain dependent on the existing NRU reactor operated by AECL. This reactor was scheduled to be decommissioned in 2005 and currently produces the majority of our molybdenum supply. We have been advised by AECL that an application will be made to extend the license of this reactor. We have back-up arrangements in place to supply a portion of our requirements; however, until the MAPLE facility is fully functional, we are exposed to risk of failure or shutdown of the NRU reactor.

Government regulation and funding

Our Life Sciences businesses operate in an environment in which government regulations play a key role. Changes in regulations can have the effect of increasing the costs we incur to provide our products and services. Delays in achieving required government approvals impact the timing and cost of our capital expansion programs, as is the case for our MAPLE isotope facility. We manage this risk to the degree possible through active participation in the review and approval process with regulatory bodies such as the Canadian Nuclear Safety Commission.

Delays can also impact our drug development revenues if our customers are unable to move compounds from one stage to the next in a timely manner. We mitigate this risk by limiting our exposure to individual compounds and customers and maintaining a balanced portfolio of development contracts.

Our diagnostics businesses in Canada and the US are heavily dependent on both government licensing and government funding. The level of government funding directly reflects government policy related to heath care spending, and decisions can be made regarding funding that are largely beyond our control. A change in the level of reimbursement for diagnostic testing could have a material impact on our operating results and cash flows in a year.



Long-term Investments
($ millions)

261
217
185 192
134

99 00 01 02 **03**

Financing MDS Proteomics

MDS Proteomics expects to invest heavily over the next several years in new and developing technologies. These technologies hold the promise of revolutionizing the way in which drugs are discovered and developed. Information and methods discovered may also have diagnostic applications. MDS has financed the greatest portion of the development spending for the past three years, but more recently financing has been arranged with strategic partners. Continuation of this research will require significant funds and the availability of funding on reasonable terms will be an important determinant of the ability of the Company to pursue its research program. Although we are focused on attracting additional investors and strategic partners to MDS Proteomics, it is not possible to predict the likelihood or timing of new investment or other relationships.



"Having faced and addressed a number of organizational and management challenges that stalled growth in some areas of our contract research business in 2003, MDS is poised to build strongly in an industry that is still very young and that offers extraordinary growth opportunities. With our unparalleled service offering across the spectrum of drug discovery and development research, MDS is uniquely positioned to partner with global pharmaceutical and biotech leaders."

Doug Squires
President
MDS Pharma Services

Venture capital investments

The financial markets have been difficult for biotechnology companies in recent years. We are monitoring these markets both for the impact on our own long-term investments, and for possible opportunities to invest in new technologies at attractive valuations. We carry venture investments on our books at cost. Many companies have had difficulty raising funds and, from time to time, it is a possibility that financings may occur at values that are lower than our current carrying value. While we believe that our portfolio, taken as a whole, is reasonably valued, future financings may lead us to record provisions that further reduce the carrying value of our investments.

Litigation and insurance

From time to time during the normal course of business, the Company and its subsidiaries are subject to litigation. At the present time there is no material outstanding litigation that is not covered by our insurance policies and that could have a material adverse impact on the Company's results or its financial position. We are aware of no threatened or pending litigation which could have a material adverse impact. We maintain a global insurance program with liability coverage up to $88 million to protect us from the financial risk associated with a claim made against us. Recent events have made liability insurance considerably more expensive and have reduced the availability of coverage. Our ability to maintain insurance coverage with adequate limits and at a reasonable cost may be impacted by market conditions beyond our control.

Outlook

Entering 2004, we look back at fiscal 2003 for MDS and see a company in transition. Over the past year and a half, we have completed a number of steps in this transition but we have just begun other initiatives that will continue for the next two years.

Since April 2002, we have sold three underperforming businesses, freeing up capital to be reinvested in our core businesses and in new growth opportunities. This year we restructured our long-term debt capital by consolidating existing debt into longer-term Senior Unsecured Notes at an attractive interest rate, and established a new standby credit facility. Combined cash on hand and available credit facilities total over $475 million that can be invested in our businesses.

We are concentrating more than ever on our core businesses to improve the returns on the capital invested in these areas. We are also concentrating on identifying growth opportunities with clear strategic fit with our core businesses. We have reviewed all of our non-core investments, recording valuation provisions where required. We have an active program in place to maximize value from all of our non-core investments. We are taking steps to unlock value where we can and to eliminate the need for MDS to put additional funds in certain of these investments. There will be no fire sale though; we believe that significant value remains in all of our investees and that we can realize this value with patience and hard work.

Our isotopes business is well positioned entering 2004. New cobalt supply is now available and we expect noticeable improvement in the results from this part of the business. Medical isotopes remain the larger part of this business and most of the growth potential in this area comes from new uses for these products, especially in radiotherapeutics. The launch of BEXXAR this year, especially with the strong marketing involvement of GlaxoSmithKline, adds credibility in this market and strengthens the position we began to establish with Zevalin last year. Biogen Inc., in its merger with IDEC Pharmaceuticals, expressed strong optimism for this market.



"As the global leader in radioisotopes, MDS is uniquely positioned to lead the way in the breakthrough field of radiotherapeutics. We have been developing important global strategic partnerships in this emerging technology, resulting in the launch of Zevalin in 2002 and BEXXAR in 2003. These, and other yet to be developed products, promise to advance the health and well-being of people with cancer in the future."

Steve West
President and Chief Operating Officer
MDS Nordion

We also see strong opportunities for growth in our pharmaceutical research business. We acquired an early-stage clinic in New Orleans, Louisiana this year to strengthen our delivery platform in the early-stage clinical research arena. We have also added depth to our business development and senior management in our global clinical development (late-stage) business. With our substantially higher backlog, we are well positioned for revenue growth in this market in 2004. With the high fixed cost structure in this business, revenue growth leads directly to margin improvement.

There is increasing opportunity for us in analytical instruments and particularly in reagents and consumables associated with this equipment. We added product offerings during 2003, all the while continuing to invest in the research and development required to stay on the leading edge of technology. We expect to add to our capabilities and product offerings in this area in the future.

Our Life Sciences businesses are highly subject to variability based on exchange rates. Our existing hedge strategy isolated us from the substantial weakening of the US dollar this year. Hedges currently in place for 2004 provide coverage for approximately 67% of US dollar denominated export revenues based on our current plans. Our hedge portfolio will provide less protection as we move into 2005. Continued weakness in the US dollar will have a measurable effect on our results as the current hedges are used and if no similar hedge positions can be achieved.



International Revenues
($ billions)

0.65 — 99
0.86 — 00
1.02 — 01
1.12 — 02
1.14 — **03**

Our diagnostics business has not achieved the operating margin we would like for the last couple of years. In 2003, we experienced an unexpected decline in operating income in our US business unit, with the result that operating income for the segment is below last year. We are taking steps now to address this and to improve our returns in the US. We are also taking action to prepare for the lab reform initiatives launched in BC. Our actions focus on cost and service reductions in affected areas. At the same time, we are working with the province in an effort to understand their objectives and to influence the direction of reform to achieve a better outcome for all stakeholders.

The restructuring activities which began near the end of the year are proceeding well. While these initiatives necessitate a large restructuring provision, reducing reported results for 2003, the positive impact of these initiatives will be felt beginning in 2004. Overall, we are targeting operating income improvement of $10 million in 2004 and $40 million in 2005 as a result of initiatives launched this year. To demonstrate the seriousness we attach to these initiatives, incentive compensation for all senior management has been structured for 2004 and 2005 to target delivery of increased operating income and attainment of specific goals in our change initiatives.

Our change initiatives will also require that we invest capital. We expect to invest more than $100 million over the next three years on the computer systems and infrastructure to support these initiatives. We believe this investment is well supported by the expected benefits, including cost savings and leveragability associated with these new platforms.

All in all, we believe MDS is well positioned to deliver enhanced revenue growth and improved returns in 2004. We expect revenue growth in our Life Sciences businesses, led by pharmaceutical research services and analytical instruments. Continued weakness in the US dollar and fee cuts in BC are expected to result in a marginal decline in Health segment revenues. We have targeted a 1 percentage point increase in core business operating margin from the 14.8% achieved this year before restructuring and other charges. We are committed to delivering this result. Such an improvement would be expected to generate earnings per share growth that is more in line with our historical average and our target of 10%–15% growth in earnings per share over rolling five-year periods.

Management

The accompanying consolidated financial statements of **MDS Inc.** have been prepared by management in accordance with generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in note 1 to the financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been prepared within reasonable limits of materiality.

The Board of Directors has appointed an Audit Committee consisting of three outside directors. The Committee meets during the year to review with management and the auditors any significant accounting, internal control and auditing matters, and to review and finalize the annual financial statements of the Company along with the independent auditors' report prior to the submission of the financial statements to the Board of Directors for final approval.

The financial information throughout the text of this annual report is consistent with the information presented in the financial statements.

The Company's accounting procedures and related systems of internal control are designed to provide reasonable assurance that its assets are safeguarded and its financial records are reliable.

External Auditors

The auditors' opinion is based upon an independent and objective examination of the Company's financial results for the year, conducted in accordance with generally accepted auditing standards. This examination encompasses an understanding and evaluation by the auditors of the Company's accounting and internal control systems as well as the obtaining of a sound understanding of the Company's business. The external auditors conduct appropriate tests of the Company's transactions and obtain sufficient audit evidence in order to provide them with reasonable assurance that the financial statements are presented fairly, in all material respects, in accordance with generally accepted accounting principles, thus enabling them to issue their report to the shareholders.

Ernst & Young LLP, Chartered Accountants, having been appointed by the shareholders to serve as the Company's external auditors, have examined the consolidated financial statements of the Company and have reported thereon in their December 10, 2003 report.

To the Shareholders of MDS Inc.

We have audited the consolidated statements of financial position of **MDS Inc.** as at October 31, 2003 and 2002 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended October 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2003 and 2002 and the results of its operations and its cash flow for each of the years in the three-year period ended October 31, 2003 in accordance with Canadian generally accepted accounting principles.

The Company changed its method of accounting for discontinued operations in 2003, as described in note 8.

Toronto, Canada
December 10, 2003.

/s/ Ernest & Young LLP
Chartered Accountants

As at October 31 (millions of Canadian dollars)	2003	2002
ASSETS		
Current		
Cash and cash equivalents	$ **263**	$ 194
Accounts receivable (note 9)	**274**	328
Inventories (notes 2 & 9)	**199**	153
Income taxes recoverable	**9**	21
Prepaid expenses	**30**	25
	775	721
Capital assets (notes 3 & 9)	**776**	740
Future tax assets (note 15)	**23**	35
Long-term investments and other (note 4)	**217**	261
Goodwill	**774**	785
	$ **2,565**	$ 2,542
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness (note 9)	$ **3**	$ 10
Accounts payable and accrued liabilities	**355**	317
Deferred revenue	**35**	63
Income taxes payable	**14**	17
Current portion of long-term debt (note 9)	**9**	13
	416	420
Long-term debt (note 9)	**533**	602
Deferred revenue (note 10)	**34**	41
Other long-term obligations (note 7b)	**23**	18
Future tax liabilities (note 15)	**70**	51
Minority interest	**63**	56
	1,139	1,188
(Commitments and contingencies—notes 20 & 21)		
Shareholders' equity		
Share capital (notes 11 & 12)	**816**	805
Retained earnings	**572**	543
Cumulative translation adjustment (note 23)	**38**	6
	1,426	1,354
Total liabilities and shareholders' equity	$ **2,565**	$ 2,542

Incorporated under the Canada Business Corporations Act
See accompanying notes

On behalf of the Board:

/s/ Wilfred G. Lewitt   **/s/ Robert W. Luba**
Director   Director

Years ended October 31 (millions of Canadian dollars)

(restated – note 8)	2003	2002	2001
Revenues	$ **1,799**	$ 1,777	$ 1,617
Cost of revenues	**(1,114)**	(1,092)	(1,032)
Selling, general and administration	**(333)**	(330)	(307)
Research and development (note 14)	**(42)**	(57)	(52)
Depreciation and amortization	**(78)**	(87)	(78)
Restructuring charges—net (notes 8 & 13)	**(28)**	—	2
Other income (expense)—net (note 5)	**(28)**	(7)	—
Equity earnings and investment gains	**3**	8	3
Operating income	**179**	212	153
Gain from issue of shares by a subsidiary (note 7b)	**—**	—	54
	179	212	207
Interest expense	**(28)**	(17)	(20)
Dividend and interest income	**9**	6	12
Minority interest	**(7)**	(5)	(2)
Income from continuing operations before income taxes	**153**	196	197
Income taxes (note 15)—current	**(49)**	(59)	(92)
—future	**(34)**	(32)	10
Income from continuing operations before amortization of goodwill	**70**	105	115
Amortization of goodwill	**—**	—	(43)
Income from continuing operations	**70**	105	72
Income (loss) from discontinued operations—net of tax (note 8)	**(22)**	—	1
Net income	$ **48**	$ 105	$ 73
Basic earnings per share—from continuing operations (note 16)	$ **0.50**	$ 0.75	$ 0.51
—from discontinued operations	**(0.16)**	—	0.01
Basic earnings per share	$ **0.34**	$ 0.75	$ 0.52
Diluted earnings per share—from continuing operations (note 16)	$ **0.50**	$ 0.74	$ 0.50
—from discontinued operations	**(0.16)**	—	0.01
Diluted earnings per share	$ **0.34**	$ 0.74	$ 0.51

See accompanying notes

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended October 31 (millions of Canadian dollars)

	2003	2002	2001
Retained earnings, beginning of year	$ **543**	$ 457	$ 405
Net income	**48**	105	73
Repurchase of shares and options (notes 11 & 12)	**(5)**	(6)	(9)
Dividends	**(14)**	(13)	(12)
Retained earnings, end of year	$ **572**	$ 543	$ 457

See accompanying notes

Years ended October 31 (millions of Canadian dollars)	2003	2002	2001
Operating activities			
Net income	$ 48	$ 105	$ 73
Items not affecting current cash flow (note 18)	194	169	79
	242	274	152
Changes in non-cash working capital balances relating to operations (note 18)	(2)	(88)	(75)
	240	186	77
Investing activities			
Acquisitions (note 7)	(8)	(16)	(15)
Purchase of capital assets	(121)	(152)	(115)
Proceeds from sale of business	31	23	—
Purchase of long-term investments and other	(48)	(54)	(9)
Other	—	—	14
	(146)	(199)	(125)
Financing activities			
Issuance of long-term debt	563	69	212
Repayment of long-term debt	(541)	(11)	(228)
Increase (decrease) in deferred income and other long-term obligations	(7)	(11)	(75)
Payment of cash dividends	(10)	(10)	(10)
Issuance of shares	8	5	5
Repurchase of shares and options	(7)	(5)	(11)
Issuance of shares of subsidiary for cash	—	—	38
Distributions to minority interest	(11)	(10)	(7)
	(5)	27	(76)
Effect of foreign exchange rate changes on cash and cash equivalents	(13)	(1)	(3)
Increase (decrease) in cash position during the year	76	13	(127)
Cash position, beginning of year	184	171	298
Cash position, end of year	$ 260	$ 184	$ 171

Cash position comprises cash and cash equivalents less bank indebtedness
See accompanying notes

Cash interest paid	$ 15	$ 19	$ 30
Cash income taxes paid	$ 24	$ 24	$ 62

NOTE 1 Accounting Policies

These consolidated financial statements of MDS Inc. ("MDS" or "the Company") have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company, its subsidiaries and its proportionate share of the accounts of its joint ventures. All significant intercompany balances and transactions have been eliminated. The impact of material differences between Canadian and United States ("US") generally accepted accounting principles are set out in note 25.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported values of assets and liabilities and the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Significant accounting policies are as follows:

Long-term investments and other

The accounts of all subsidiary companies are consolidated from the dates of acquisition.

Investments in joint ventures are accounted for using the proportionate consolidation method. Under this method the Company's proportionate share of joint venture revenues, expenses, assets and liabilities is included in the accounts.

Investments in significantly influenced companies are accounted for by the equity method.

Other long-term investments are carried at cost. If there is an other-than-temporary decline in value, these investments are written down to the estimated net realizable value.

Inventories

Inventories are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value.

Capital assets

Capital assets are carried in the accounts at cost less accumulated depreciation and amortization. Gains and losses arising on the disposal of individual assets are recognized in income in the year of disposal.

Costs, including financing charges and certain design, construction and installation costs related to assets that are under construction and are in the process of being readied for their intended use, are recorded as construction in progress and are not subject to depreciation.

Depreciation and amortization, which are recorded from the date on which each asset is placed in service, are provided for on a straight-line basis over the estimated useful lives of the capital assets as follows:

Buildings	2.5%–4%
Equipment	10%–33%
Computer systems	20%–33%
Leaseholds	Term of the lease plus all renewal periods, to a maximum of 20 years.
Facility modifications	Costs of modifications to facilities owned by others to permit isotope production are deferred and amortized over the contractual production period.

Research and development costs

The Company carries on various research and development programs, some of which are funded in part by customers and joint venture partners. Funding received is accounted for using the cost reduction approach. Net research costs are expensed as incurred. Development costs, which meet generally accepted criteria, including reasonable assurance regarding future benefits, are deferred and amortized over periods ranging from three to five years.

Goodwill

Goodwill arises on business acquisitions and comprises the amount paid in excess of the fair value of net identifiable assets acquired.

Effective November 1, 2001, the Company adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets." Under the new standard, goodwill and intangible assets with indefinite useful lives are no longer amortized but are subject to an impairment review at least annually. As of the adoption date, the Company completed impairment testing on the balance of goodwill and intangible assets and no impairment loss was recorded. The Company has determined that it has no intangible assets of indefinite life.

The carrying value of goodwill is assessed at least annually to determine if an impairment exists. This assessment is based on the estimated fair value of the business to which the goodwill relates.

Retirement plans

The current service cost of pensions and other post-employment benefit plans (such as medical and dental care, life insurance and compensated absences) is charged to income annually. Cost is computed on an actuarial basis using the projected benefits method and based on management's best estimates of investment yields, salary escalation and other factors. Adjustments resulting from plan amendments, experience gains and losses, or changes in assumptions are amortized over the remaining average service term of active employees.

Revenues

Revenues are recorded when title to goods passes or services are provided to customers. Certain revenues received from diagnostic laboratory testing services are subject to future adjustment on settlement and are recorded based on management's estimate of amounts that ultimately will be realized by the Company. Adjustments, if any, are recorded in the period in which negotiations are completed.

Certain contract revenues are recognized using the percentage of completion method. Losses, if any, on such contracts are provided for in full at the time they are identified. Customer advances and billings in excess of costs plus estimated profits on contracts in progress are shown as liabilities.

Stock-based compensation plan

The Company has a stock-based compensation plan as described in note 12. No expense is recognized for this plan when stock options are granted to employees. Any consideration paid by employees for the purchase of shares on the exercise of stock options is credited to share capital. Prior to October 31, 2002, if stock options were repurchased from employees, the consideration paid, net of related tax recoveries, was charged to retained earnings. After October 31, 2002, the plan was changed and the Company can no longer repurchase stock options.

Income taxes

The Company follows the liability method of income tax allocation. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Investment tax credits related to the acquisition of assets are deferred and amortized to income on the same basis as the related assets while those related to current expenses are included in the determination of income.

Foreign currency translation

Foreign operations are considered self-sustaining and are translated using the current rate method. Assets and liabilities are translated using the exchange rate in effect at the year-end and revenues and expenses are translated at the average rate for the year. Exchange gains or losses on translation of the Company's net equity investment in these subsidiaries and those arising on translation of foreign currency long-term liabilities designated as hedges of these investments are recorded as a separate component of shareholders' equity. The appropriate amounts of exchange gains or losses accumulated in the separate component of shareholders' equity are reflected in income when there is a reduction in the Company's net investment in these subsidiaries resulting from a cash distribution.

Cash and cash equivalents

Cash and cash equivalents include cash on account, demand deposits, and investments with maturities of three months or less.

Derivative financial instruments

Derivative financial instruments are utilized by the Company in the management of its foreign currency and interest rate exposures. The Company does not utilize derivative financial instruments for trading or speculative purposes.

The Company's policy is to document all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also assesses, both at the hedge inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

The Company operates globally, which gives rise to risks that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange conversion rates and interest rates. In order to manage these risks, the Company enters into foreign currency forward contracts, foreign currency swaps, foreign currency option contracts, interest rate swaps and interest rate option contracts.

Foreign currency gains and losses on contracts used to hedge anticipated foreign currency denominated sales are recognized as an adjustment of the revenues when the sale is recorded.

Interest rate swap contracts are used as part of the Company's program to manage the fixed and floating interest rate mix of the Company's total debt portfolio and related overall cost of borrowing. Interest rate contracts involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based, and are recorded as an adjustment of interest expense on the hedged debt instrument. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.

Realized and unrealized gains or losses associated with derivative instruments which have been terminated or cease to be effective prior to maturity are deferred and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

NOTE 2   Inventories

	2003		2002
Raw materials	$	101	$ 85
Manufacturing work in process		30	23
Finished goods		36	37
Service contracts work in process		32	8
	$	199	$ 153

NOTE 3   Capital Assets

		2003			2002
	Cost	Accumulated Depreciation		Cost	Accumulated Depreciation
Land	$ 36	$ —	$	37	$ —
Buildings	155	39		159	34
Equipment	381	207		350	201
Computer systems	149	94		141	83
Leaseholds	84	38		78	38
Facility modifications	55	24		40	23
Construction in progress	318	—		314	—
	1,178	$ 402		1,119	$ 379
Accumulated depreciation	(402)			(379)	
Net book value	$ 776		$	740	

Construction in progress includes $44 million (2002—$36) of capitalized financing costs.

NOTE 4   Long-term Investments and Other

	2003		2002
Investments in significantly influenced companies and partnerships	$	82	$ 42
Financial instrument pledged as security on long-term debt (note 7)		46	46
Venture capital investments		21	115
Other long-term investments		50	42
Other intangibles		18	16
		135	219
	$	217	$ 261

a) Operating income for the year includes $2 million (2002—$8; 2001—$3) as the Company's share of earnings of significantly influenced companies and partnerships. During the year, the Company increased its investment in Iconix Pharmaceuticals Inc. and, consequently, now exerts significant influence over Iconix. As at October 31, 2003, the investment in Iconix has been reclassified from venture capital investments to reflect this change.

b) Certain long-term investments are in development-stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability. The recovery of invested amounts and the realization of investment returns is dependent upon the successful resolution of scientific, regulatory, competitive, political and other risk factors, as well as the eventual commercial success of these enterprises. During the year, certain venture capital investments were written down to their estimated net realizable value (note 5). Further adverse developments could result in additional writedowns of the carrying values of these investments.

c) Certain of the investments in significantly influenced companies and partnerships are subject to a formal valuation by other parties. The estimated fair value of these investments, as determined by these parties, amounts to $10 million (2002—$8) compared with a carrying value of $6 million (2002—$9).

Certain of the long-term investments held by the Company are considered to be financial instruments. Among these are several investments in shares of public companies. These marketable securities had a combined market value of $27 million (2002—$10) and a combined carrying value of $16 million (2002—$23).

In addition to these marketable securities, the financial instrument pledged as security on long-term debt has a fair value that approximates its carrying value. The estimated fair values of the remaining long-term investments are not readily determinable.

d) Other intangibles includes $18 million of unamortized deferred development costs (2002—$14).

note 5   Other Income (Expense)—Net

	2003		2002		2001
Gain on patent litigation	$	**39**	$	—	$	—
Gain (loss) on sale of business (note 7)		**10**		(7)		—
Writedown of long-term investments		**(77)**		—		—
	$	**(28)**	$	(7)	$	—

Certain of the long-term investees of the Company encountered financial and other difficulties that resulted in significant declines in the value that could be realized in the event of a sale. Because this decline was believed to be other than temporary, the Company recorded a writedown of $77 million to reduce the carrying value of these investments to an estimate of their net realizable value.

note 6   Joint Ventures

The Company conducts certain of its businesses through incorporated and unincorporated joint ventures in which it holds various percentage interests. Following are condensed combined balance sheets and statements of income reflecting the Company's interest in joint venture operations:

	2003		2002		2001
Current assets	$	**93**	$	104	$	106
Other assets		**38**		38		39
	$	**131**	$	142	$	145
Current liabilities	$	**52**	$	51	$	63
Long-term debt		**8**		8		10
Equity		**71**		83		72
	$	**131**	$	142	$	145
Net revenues	$	**479**	$	441	$	360
Operating income	$	**129**	$	90	$	48
Cash flow from operating activities	$	**160**	$	74	$	34

Cash outflow from investing activities for the joint ventures totalled $18 million (2002—$10; 2001—$12) and cash inflow (outflow) from financing activities (excluding transactions with partners) was nil (2002—($2); 2001—$3). During the year, the joint ventures distributed $267 million (2002—$150; 2001—$59) to partners, of which the Company's share was approximately 50%.

NOTE 7 Acquisitions and Divestitures

a) Life Sciences and Health segments

During fiscal 2003, the Company sold Isotopes business units for net proceeds of $35 million ($32 million in cash; $3 million in shares). A gain of $10 million was recognized on these transactions (see note 5). These businesses had annual revenues of $36 million in 2002 and $6 million prior to sale in 2003.

In 2003, the Company acquired an early-stage clinical research facility in New Orleans, Louisiana for cash consideration of $8 million, representing $2 million of net tangible assets and $6 million of goodwill. The transaction also included $1 million of contingent consideration.

During fiscal 2002, the Company disposed of an isotopes business and a distribution business for total proceeds of $23 million. No gain or loss resulted from the sale of the isotope business. A loss of $7 million was recorded on the sale of the distribution business. These businesses had annual revenues of $14 million and $46 million, respectively.

During fiscal 2001, the Company made a number of small acquisitions in the Health segment at a total cost of $3 million.

b) MDS Proteomics

During 2002, the holders of a put option relating to a previous year's acquisition caused MDS Proteomics to indirectly redeem 480,000 of its Common shares at a price of $25 per share. MDS has recorded the payment as goodwill as its interest in MDS Proteomics increased to 89% because of the redemption.

During 2001, MDS Proteomics issued treasury shares for cash of $38 million. As a result, the Company's interest in MDS Proteomics was reduced and MDS recorded gains from issuance of these shares totalling $31 million. In January 2001, MDS Proteomics issued treasury shares and options in exchange for the 28% of Ocata, which it did not already own. As a result, MDS's interest in MDS Proteomics was reduced and MDS recorded a gain from the issuance of these shares totalling $23 million.

In April 2001, MDS acquired 2.9 million of the Special Warrants of MDS Proteomics at a cost of $78 million. Immediately thereafter the Special Warrants were converted to Common shares of MDS Proteomics. In 2002, MDS acquired the balance of the Special Warrants for $3 million in cash and the issuance of 334,225 Common shares.

The total cost of the acquisitions described in (a) and (b) above has been allocated as follows:

	2003	2002	2001
Working capital	**$ 2**	$ —	$ (2)
Other long-term assets	**—**	—	1
Goodwill	**6**	14	49
	8	14	48
Long-term debt and other obligations	**—**	10	—
Minority interest	**—**	—	(33)
Shares issued (2002—334,225)	**—**	(8)	—
Total cash consideration	**$ 8**	$ 16	$ 15

NOTE 8 Discontinued Operations

On October 24, 2003, MDS's Board of Directors approved a plan to discontinue the operations of a manufacturing facility in Fleurus, Belgium.

Pursuant to the CICA recommendation Section 3475, "Disposal of Long-lived Assets and Discontinued Operations," the revenues and expenses of the business have been netted and reported as income (loss) from discontinued business on the Consolidated Statements of Income. Figures for 2002 and 2001 have been restated to reflect this presentation. The revenues and pre-tax income (loss) of the discontinued operations for the years ended October 31 were as follows:

	2003	2002	2001
Revenues	**$ 15**	$ 15	$ 19
Income (loss) from discontinued operations—net of tax	**$ (22)**	$ —	$ 1

The $22 million loss from discontinued operations primarily reflects provision for the estimated costs directly associated with the plan of disposition. In addition to operating costs of $1 million, the loss for 2003 reflects provisions for workforce reductions totalling $14 million, provision for uncollectible receivables of $1 million, other asset write-offs of $2 million and provisions for contractual obligations and other liabilities of $4 million. No tax effect has been recorded for this loss.

Under accounting standards in effect before May 1, 2003, other businesses sold in the years covered by these financial statements did not qualify as discontinued operations and have not been presented as such herein.

NOTE 9 Credit Facilities

	Maturity	**2003**	2002
Long-term credit facilities	2007 to 2015	**$ —**	$ 510
Senior unsecured notes	2005 to 2015	**411**	—
Other debt	2004 to 2015	**131**	105
Total long-term debt		**542**	615
Current portion		**(9)**	(13)
		$ 533	$ 602

During 2003, the Company completed a private placement of US$311 million of Senior Unsecured Notes payable (the "Notes"). The Notes bear interest at rates between 5.15% and 6.19% and have various terms between five and twelve years. Proceeds of the Notes were used to repay and cancel other long-term credit facilities. In addition, the Company has a $225 million 364-day extendible revolving credit facility. This facility remains undrawn as of October 31, 2003.

Other long-term debt includes a non-interest bearing government loan with a carrying value of $50 million (2002—$50) discounted at an effective interest rate of 7%. A long-term investment has been pledged as security for the repayment of this debt (note 4). The remaining debt, amounting to $81 million (2002—$52), bears interest at annual variable rates tied to bank prime.

During 2003, MDS Proteomics entered into a five-year agreement with Cephalon Inc., an international biopharmaceutical company. MDS Proteomics will receive payments upon the successful achievement of specified milestones and will receive royalties on the sale of products resulting from the collaboration. As part of the agreement, Cephalon purchased from MDS Proteomics a US$30 million 5% convertible note due in 2010. The note is convertible into MDS Proteomics' Common shares on completion of an initial public offering at an initial conversion price of US$22 per share, subject to adjustment if MDS Proteomics sells Common shares at a lower price. Due to the conversion feature of this note, $11 million of the note's nominal value is reflected in minority interest.

Principal repayments of long-term debt are:

2004	$	9
2005		12
2006		11
2007		36
2008		111
Thereafter		363
	$	542

The Company has operating and term lines of credit totalling $45 million. Specific charges on accounts receivable, inventories, and capital assets have been pledged as security for certain of these lines of credit totalling $25 million. As at October 31, 2003 the Company has borrowed $3 million related to these credit facilities (2002—$10).

NOTE 10 Deferred Revenue

Deferred revenue includes $32 million deferred credit (2002—$38), which is being amortized over fifteen years using the sum of the years' digits method.

note 11   Share Capital

a) Summary of issued share capital

(number of shares in thousands)	Common Shares Number	Amount
Balance—October 31, 2000	139,470	$ 782
Issued during 2001	436	8
Repurchased and cancelled	(229)	(1)
Balance—October 31, 2001	139,677	789
Issued during 2002	878	16
Repurchased and cancelled	(48)	—
Balance—October 31, 2002	140,507	805
Issued during 2003	925	13
Repurchased and cancelled	(310)	(2)
Balance—October 31, 2003	141,122	$ 816

During 2003, the Company declared and paid cash dividends of $10 million on Common shares (2002—$10; 2001—$10).

During 2003, the Company repurchased and cancelled 310,450 Common shares (2002—48,300) for $2 million (2002—$1; 2001—$4) under the terms of a Normal Course Issuer Bid. The excess of costs over the stated capital of the acquired shares was charged to retained earnings.

b) Stock Dividend and Share Purchase Plan and Employee Share Ownership Plan

Under the Company's Stock Dividend and Share Purchase Plan, shareholders may elect to receive stock dividends in lieu of cash dividends. Stock dividends are issued at not less than 95% of the five-day average market price (the "Average Market Price") of the shares traded on the Toronto Stock Exchange immediately prior to the dividend payment date. Plan participants may also make optional cash payments of up to $3,000 semi-annually to purchase additional Common shares at the Average Market Price.

Participation in this plan for the year ended October 31, 2003 resulted in the issuance of 257,957 Common shares (2002—171,193) as stock dividends and the issuance of 15,248 Common shares (2002—14,876) for cash.

Under the terms of the Company's Employee Share Ownership Plan, eligible employees are able to purchase Common shares at 90% of the Average Market Price for the period preceding the purchase. During the year, the Company issued 188,671 Common shares (2002—168,877) under this plan for $3 million (2002—$3) and 537,065 are reserved for issue.

note 12   Stock-based Compensation Plan

a) Stock option plan

The Company has a stock option plan (the "Plan") primarily for senior management employees. Under the terms of the Plan the Company may grant stock options to eligible employees and certain others to maximum amounts as set out below. The exercise price of stock options issued under the Plan equals the market price of the underlying shares on the date of the grant. Stock options vest evenly over five years and have a maximum term of ten years.

	2003 Number (000s)	2003 Weighted Average Exercise Price	2002 Number (000s)	2002 Weighted Average Exercise Price
Maximum available for issue	11,716		12,158	
Outstanding November 1	7,722	$ 15.58	6,924	$ 13.87
Granted	1,460	21.50	1,813	19.14
Exercised	(442)	9.66	(157)	3.82
Cancelled	(278)	19.30	(858)	11.44
Outstanding October 31	8,462	$ 16.79	7,722	$ 15.58
Options vested at year-end	4,191	$ 13.93	3,404	$ 12.07

Options outstanding at October 31, 2003 comprise:

		Options Outstanding		Options Exercisable	
Range of Exercise Prices	Weighted Average Remaining Contractual Life (Years)	Number (000s)	Weighted Average Exercise Price	Number (000s)	Weighted Average Exercise Price
$ 3.03 – $13.94	2.4	1,308	$ 7.82	1,300	$ 7.78
$13.95 – $15.70	5.3	2,607	14.53	1,911	14.67
$15.71 – $18.90	8.1	1,639	18.82	345	18.63
$18.91 – $21.75	8.9	1,669	21.42	136	20.38
$21.76 – $31.50	7.2	1,239	22.11	499	22.11
	6.4	8,462	$ 16.79	4,191	$ 13.93

Prior to October 28, 2002, the Plan included terms that enabled stock option holders to request that the Company repurchase vested stock options. Effective October 28, 2002 the terms of the Plan were amended and stock option holders are no longer able to request repurchase of their vested stock options. Consequently, there were no stock options repurchased during 2003 (2002—654,000; 2001—606,000).

b) Pro forma impact of stock-based compensation
Companies are required to calculate and disclose, on a pro forma basis, compensation expense related to the fair value of stock options at the grant date in the notes to the consolidated financial statements. Compensation expense for purposes of these pro forma disclosures is to be determined in accordance with a methodology prescribed in CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments."
    The Company has utilized the Black-Scholes option valuation model to estimate the fair value of options granted based on the following assumptions:

	2003	2002	2001
Risk-free interest rate	5.5%	4.2%	5.0%
Expected dividend yield	1.0%	1.0%	1.0%
Expected volatility	.357	.298	.311
Expected time until exercise	5.25	5.25	5.25

The weighted average fair value of options granted is estimated at $8.01 per Common share in 2003, $5.98 per Common share in 2002, and $7.39 per Common share in 2001.
    At the end of the year, stock options to purchase common shares in a subsidiary were re-priced by the subsidiary below the estimated fair value of the subsidiary's common shares. If the Company expensed stock options, this re-pricing would have resulted in a $2 million increase in compensation expense in 2003.
    For purposes of these pro forma disclosures, the Company's net income and basic and diluted earnings per share would have been:

	2003	2002	2001
Net income—pro forma	$ 40	$ 98	$ 65
Earnings per share—basic	$ 0.28	$ 0.70	$ 0.46
—diluted	$ 0.28	$ 0.69	$ 0.45

The Black-Scholes option valuation method used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options that are fully transferable and have no vesting restrictions. This model requires the use of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of these assumptions can materially affect the fair value estimate, in management's opinion, the existing models may not provide a reliable single measure of the fair value of its stock options.

NOTE 13 Restructuring Charges

	Restructuring Charge		Cumulative Drawdowns Cash		Cumulative Drawdowns Non-cash		**Provision Balance at October 31, 2003**
Restructuring activities:							
Workforce reductions	$	17	$	—	$	—	**$ 17**
Equipment & other asset writedowns		11				11	**—**
	$	28	$	—	$	11	**$ 17**

For the year ended October 31, 2003, MDS recorded restructuring charges of $28 million (after tax—$20 million) relating to the implementation of certain change initiatives affecting the provision of support services, senior management reductions and other initiatives taking place in the business units, including system implementations. This charge included workforce reduction charges of $17 million related to the cost of severance and benefits associated with approximately 220 employees.

The workforce reduction was primarily in our Life Sciences and Health segments in North America and Europe. We expect the provision to be substantially utilized by mid-2004.

Equipment and other asset writedowns of $11 million primarily related to certain computer equipment, which are subject to a sale and leaseback agreement. Immediate recognition of a loss is required because the fair value of the computer equipment is less than its carrying value.

During 2001, the Company exited certain lines of business and restructured certain activities in the Life Sciences segment. The Company recorded a restructuring charge of $28 million to cover costs associated with these activities, all of which were subsequently incurred. In addition, as a result of the amalgamation of certain legal entities, the Company became eligible for investment tax credits of $30 million related to expenditures of prior years.

NOTE 14 Research and Development

		2003		2002		2001
Gross expenditures in the year	**$**	**92**	$	97	$	76
Investment tax credits		**(15)**		(8)		(1)
Recoveries from partners		**(22)**		(17)		(13)
Development costs deferred		**(7)**		(6)		(5)
Amortization of amounts previously deferred		**4**		5		5
Research and development expense	**$**	**52**	$	71	$	62

The research and development expenses set out above include capital asset depreciation and amortization expense, which is set out separately in the Consolidated Statements of Income. Excluding depreciation and amortization, research and development expense was $42 million for the year (2002—$57; 2001—$52).

NOTE 15 Income Taxes

a) Provision

The Company's effective income tax rate has the following components:

	2003 %	2002 %	2001 %
Combined Canadian federal and provincial tax rate	**36.8**	38.4	42.6
Increase in tax rate as a result of:			
Research and development	**(1.1)**	(0.8)	(2.6)
Manufacturing and processing rate	**(2.0)**	(2.0)	(2.8)
Investment dispositions and writedowns	**11.8**	1.8	2.2
Restructuring and discontinued operations	**2.6**	—	—
Tax rate on foreign operations	**4.1**	1.6	4.3
Federal capital taxes	**1.5**	1.4	0.5
Tax impact of minority interest and equity earnings	**0.9**	0.5	1.1
Revaluation of future income tax assets	**—**	—	4.7
Other	**(8.2)**	0.8	(0.3)
	46.4	41.7	49.7
MDS Proteomics losses not recognized	**7.8**	4.7	3.2
Gain from issuance of shares by MDS Proteomics	**—**	—	(11.5)
Effective income tax rate	**54.2**	46.4	41.4

b) Future tax assets and liabilities
Future tax assets and liabilities consist of the following temporary differences:

	2003	2002
FUTURE TAX ASSETS		
Tax benefits of loss carryforwards		
Pre-acquisition	$ 20	$ 15
Post-acquisition	68	48
Tax basis in excess of book value	(2)	—
Investment tax credits	—	8
Provisions and reserves	27	8
Future tax assets before valuation allowance	113	79
Valuation allowance	(90)	(44)
	23	35
FUTURE TAX LIABILITIES		
Book value in excess of tax basis	(64)	(57)
Tax on investment tax credits recognized for accounting purposes	(15)	—
Provisions and reserves	9	6
	(70)	(51)
Net future tax liabilities	$ (47)	$ (16)

c) Tax loss carryforwards
As at October 31, 2003, the Company has recorded future tax assets relating to income tax loss carryforwards of $88 million (2002—$63) before valuation allowances. These assets relate to $271 million (2002—$178) of tax loss carryforwards. Of the total losses, $75 million (2002—$53) expire between 2004 and 2011, $93 million (2002—$77) expire between 2012 and 2023 and the remaining $103 million (2002—$48) may be carried forward indefinitely.

d) Investment tax credits
During the year the Company recognized investment tax credits relating to research performed in Canada on its own behalf and on behalf of certain customers of $41 million (2002—$23). Of this amount, $10 million (2002—nil) related to capital assets and was applied to reduce the carrying amount of these assets. The balance was attributable to salaries and other research related expenditures incurred in the year and was recorded as a reduction of those expenses.

NOTE 16 Earnings per Share

(number of shares in millions)	2003	2002	2001
Net income available to Common shareholders	$ 48	$ 105	$ 73
Weighted average number of Common shares outstanding—basic	141	140	140
Impact of stock options assumed exercised	1	2	2
Weighted average number of Common shares outstanding—diluted	142	142	142

Basic earnings per share have been calculated using the weighted average number of Common shares outstanding during the period.

Diluted earnings per share have been calculated, using the treasury stock method, by dividing net earnings applicable to Common shares by the sum of the weighted average number of Common shares outstanding and all additional Common shares that would have been outstanding if potentially dilutive Common shares had been issued during the year. This method computes the number of incremental shares by assuming the outstanding stock options are exercised and then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the Average Market Price of MDS's Common stock for the period.

For fiscal 2001, earnings per share from continuing operations was calculated after deducting amortization of goodwill. Earnings per share prior to deducting goodwill amortization for 2001 were $0.83 (diluted—$0.82).

note 17 Retirement Plans

The Company sponsors various post-employment benefit plans including defined benefit pension plans and plans that provide extended health care coverage to employees. All defined benefit pension plans sponsored by the Company are funded plans. Other post-employment benefits are unfunded.

Net periodic benefit costs for the Company's post-employment benefit plans comprise the following components:

	2003		2002		2001
Service cost	$	6	$ 7	$	5
Interest cost		10	10		9
Expected return on plan assets		(12)	(12)		(11)
Recognized actuarial gain		—	(1)		(1)
Amortization of net transition asset		(3)	(2)		—
Net periodic benefit cost	$	1	$ 2	$	2

The following assumptions were used in the determination of the net periodic benefit cost:

	2003	2002	2001
Expected rate of return on plan assets	7.0%	7.0%	7.0%
Discount rate	6.5%	7.0%	7.0%
Rate of compensation increase	4.5%	4.8%	5.0%
Health care cost trend rate—first four years	9.3%	8.6%	8.1%
—thereafter	4.5%	4.5%	4.5%

Changes in the benefit obligation for the plans were as follows:

	2003		2002
Benefit obligations—beginning of year	$ 156	$	139
Service cost—pension	6		7
Interest cost	11		10
Benefits paid	(3)		(2)
Actuarial loss	2		2
Benefit obligations—end of year	172		156
Non-pension benefit obligations—end of year	18		14
	$ 190	$	170

Changes in the assets of the plans were as follows:

	2003		2002
Plan assets at fair value—beginning of year	$ 163	$	162
Actual return on plan assets	19		(1)
Benefits paid	(3)		(2)
Company contributions	2		2
Participant contributions	2		2
Plan assets at fair value—end of year	$ 183	$	163

Amounts recognized in the Company's consolidated statements of financial position consist of:

	2003		2002
Plan assets in excess of projected obligations	$ 11	$	7
Unrecognized actuarial gains	3		5
Unrecognized net transition asset	(2)		(2)
	$ 12	$	10

NOTE 18 Cash Flow

Non-cash flow items affecting net income comprise:

Years ended October 31		2003		2002		2001
Depreciation and amortization	$	78	$	87	$	78
Amortization of goodwill		—		—		45
Minority interest		7		5		2
Future income taxes		32		73		(10)
Equity earnings (net of distributions)		—		(3)		(1)
Writedown of long-term investments		77		—		—
Loss (gain) on sale of businesses and investments		(12)		7		—
Equipment and other asset writedowns		11		—		19
Dilution (gains) and other losses		1		—		(54)
	$	194	$	169	$	79

Changes in non-cash working capital balances relating to operations include:

Years ended October 31		2003		2002		2001
Accounts receivable	$	50	$	(37)	$	(17)
Inventories		(49)		(4)		(24)
Accounts payable and deferred income		11		(33)		25
Income taxes		8		(14)		(47)
Other		(22)		—		(12)
	$	(2)	$	(88)	$	(75)

NOTE 19 Segmented Information

Management has determined that the Company operates within three dominant segments—Life Sciences, Health and Proteomics. These segments are organized predominantly around customer groups identified for the businesses.

Life Sciences businesses supply products and services to manufacturers of medical products such as pharmaceuticals, medical devices and supplies. The products and services provided by Life Sciences businesses include pharmaceutical contract research services, medical isotopes and advanced analytical equipment.

Health businesses are focused on the provision of products and services to individuals and to institutions, which provide health care services to consumers. Health products and services include clinical laboratory testing and distribution of medical products.

Proteomics is focused on research and development in the field of proteomic-enabled drug discovery. Proteomics' products and services include capabilities in proteomics systems, technology, drug design, screening and biology.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. There are no significant inter-segment transactions.

Operating results

		Net Revenues		Operating Income (Loss) before Restructuring		Restructuring Charges		Amortization Capital Assets and Other Intangibles		Goodwill
Life Sciences	2003	$ 1,083	$	211	$	(19)	$	50	$	—
	2002	1,053		205		—		52		—
	2001	914		140		2		49		15
Health	2003	$ 715	$	29	$	(9)	$	17	$	—
	2002	721		59		—		22		—
	2001	700		64		—		19		10
Proteomics	2003	$ 1	$	(33)	$	—	$	11	$	—
	2002	3		(52)		—		13		—
	2001	3		(53)		—		10		20
Total	2003	$ 1,799	$	207	$	(28)	$	78	$	—
	2002	1,777		212		—		87		—
	2001	1,617		151		2		78		45

Financial position

		Total Assets	Additions: Capital Assets	Additions: Goodwill	Investment in Investees Subject to Significant Influence
Life Sciences	**2003**	**$ 1,951**	**$ 101**	**$ 6**	**$ 72**
	2002	1,915	130	—	33
	2001	1,773	65	7	29
Health	**2003**	**$ 428**	**$ 19**	**$ —**	**$ 10**
	2002	448	19	—	9
	2001	431	21	4	9
Proteomics	**2003**	**$ 186**	**$ 1**	**$ —**	**$ —**
	2002	179	3	15	—
	2001	198	29	77	—
Total	**2003**	**$ 2,565**	**$ 121**	**$ 6**	**$ 82**
	2002	2,542	152	15	42
	2001	2,402	115	88	38

Revenues by customer location

		Canada	US	Europe	Asia	Other
Life Sciences	**2003**	**$ 80**	**$ 542**	**$ 282**	**$ 120**	**$ 59**
	2002	91	538	278	104	42
	2001	64	492	238	88	32
Health	**2003**	**$ 581**	**$ 134**	**$ —**	**$ —**	**$ —**
	2002	568	153	—	—	—
	2001	531	165	2	1	1
Proteomics	**2003**	**$ 1**	**$ —**	**$ —**	**$ —**	**$ —**
	2002	—	1	2	—	—
	2001	—	2	1	—	—
Total	**2003**	**$ 662**	**$ 676**	**$ 282**	**$ 120**	**$ 59**
	2002	659	692	280	104	42
	2001	595	659	241	89	33

Export sales by Canadian operations during fiscal 2003 amounted to approximately $714 million (2002—$588; 2001—$506).

Capital assets and goodwill

		Canada	US	Europe	Asia	Goodwill
Life Sciences	**2003**	**$ 552**	**$ 67**	**$ 45**	**$ 2**	**$ 545**
	2002	507	37	73	11	549
	2001	435	40	50	13	565
Health	**2003**	**$ 65**	**$ 15**	**$ —**	**$ —**	**$ 113**
	2002	55	17	—	—	114
	2001	59	19	—	—	109
Proteomics	**2003**	**$ 25**	**$ 4**	**$ 1**	**$ —**	**$ 116**
	2002	30	—	10	—	116
	2001	32	—	13	—	102
Total	**2003**	**$ 642**	**$ 86**	**$ 46**	**$ 2**	**$ 774**
	2002	592	54	83	11	779
	2001	526	59	63	13	776

Revenues by products and services

		Isotopes	Analytical Equipment	Pharmaceutical Research Services	Clinical Laboratory Services	Distribution	Proteomics
Total	**2003**	**$ 309**	**$ 270**	**$ 504**	**$ 532**	**$ 183**	**$ 1**
	2002	328	217	508	531	190	3
	2001	324	160	430	480	220	3

NOTE 20   Commitments and Contingencies

Operating leases and long-term commitments
As at October 31, 2003, the Company is obligated under premises and equipment leases and other long-term contractual commitments to make minimum payments of approximately:

	Operating Leases		Other Contractual Commitments	
2004	$	36	$	81
2005		30		79
2006		26		62
2007		18		51
2008		12		44
Thereafter		28		98
	$	150	$	415

Rental expense under premises and equipment leases for the year ended October 31, 2003 was $52 million (2002—$50; 2001—$49).

Of the contractual commitments stated above, $100 million is associated with long-term supply arrangements with Ontario Power Generation Inc. and Atomic Energy of Canada Limited ("AECL"), which provide the Company with the majority of its supply of radioisotopes. In addition, the Company has contracted with AECL for the construction of two isotope reactors and a processing facility expected to be in operation by 2005. The estimated remaining cost of construction of these facilities is $27 million ($8 million after cost sharing reimbursement from AECL).

In addition, the other contractual commitments included a seven-year commitment totalling $265 million relating to the outsourcing of the information technology infrastructure to IBM, and $15 million relating to the implementation of Oracle e-Business Suite as a common business system across the Company over the next two years.

The Company has entered into a sale leaseback transaction for certain of its computer equipment with carrying values of approximately $12 million, resulting in a $9 million loss on disposal. This operating lease is over a three-year period.

NOTE 21   Guarantees

During the year, the Company undertook to guarantee a bank loan of $20 million on behalf of an investee, Hemosol Inc. (the "Borrower"), in exchange for warrants in the Borrower. This loan is secured by a fixed and floating charge over all the assets of the Borrower. Under the guarantee, MDS will be subrogated to and take an assignment of the rights and remedies of the bank under the loan.

In consideration for providing the guarantee, MDS received 6 million warrants to purchase Common shares of the Borrower, of which 5 million are immediately exercisable at a price of $1 per share. The Borrower may extend the term of the loan beyond 18 months to a maximum of 30 months. For each month beyond the initial 18 months of the loan, MDS will be entitled to receive warrants enabling it to purchase an additional 333,333 Common shares at a price to be determined based on market value, to a maximum of an additional 4 million shares. If the Borrower wishes to extend the loan beyond 18 months, regulatory approval will be required for the additional warrants to be issued to MDS. For each of the first three months of such an extension, MDS will become entitled to exercise 333,333 additional warrants, bringing the total number of exercisable $1 warrants to 6 million after 18 months.

Other guarantees for which the Company is contractually obligated to make payments in the event of a default by a third party or due to its inability to meet certain performance-based obligations total approximately $10 million.

NOTE 22   Financial Instruments

a) Foreign exchange and interest rate contracts
The Company operates globally, which gives rise to a risk that its earnings and cash flows may be adversely impacted by fluctuations in foreign exchange conversion rates and interest rates. From time to time, the Company uses foreign currency forward and option contracts to manage its foreign exchange risk. Certain Canadian operations of the Company will have net cash inflows in 2003 and subsequent years denominated in US dollars. The Company enters into foreign exchange contracts to hedge a substantial portion of these net cash flows.

The Company uses interest rate swap contracts to manage its exposure to interest rate risk on certain of its debt obligations and thereby reduce its exposure to fluctuations in market interest rates.

As of October 31, 2003, the Company had outstanding foreign exchange contracts and options in place to sell up to US$481 million at a weighted average rate of C$1.52 maturing over the next 21 months.

The Company also had interest rate swap contracts that exchanged a notional amount of US$80 million of debt from a fixed to a floating interest rate and an option to enter into a swap contract that would exchange a notional amount of US$157 million of debt from a fixed to a floating interest rate.

b) Credit risk

Certain of the Company's financial assets, including cash and short-term investments, are exposed to credit risk. The Company may, from time to time, invest in debt obligations and commercial paper of governments and corporations. Such investments are limited to those issuers carrying an investment grade credit rating. In addition, the Company limits the amount that is invested in issues of any one government or corporation

The Company is also exposed, in its normal course of business, to credit risk from its customers. A significant portion of the outstanding accounts receivable at October 31, 2003 is due from provincial health authorities. No other single party accounts for a significant balance of accounts receivable.

c) Fair value

Short-term investments, accounts receivable, accounts payable, accrued liabilities and income taxes—These assets and liabilities have short periods to maturity and the carrying values contained in the consolidated statements of financial position approximate their estimated fair value.

Foreign exchange and interest rate swap contracts are treated as hedges for accounting purposes. As at October 31, 2003, the carrying amounts and fair values for derivative financial instruments are as follows:

| | 2003 | | | | 2002 | |
	Carrying Amount		Fair Value	Carrying Amount		Fair Value
Net asset (liability) position:						
Currency forward and option contracts	$	—	$ 56	$	—	$ 3
Interest rate swap and option contracts	$	—	$ (4)	$	—	$ (1)

note 23   Cumulative Translation Adjustment

Unrealized translation adjustments arise on the translation of foreign currency denominated assets and liabilities of self-sustaining foreign operations. An unrealized foreign exchange gain of $38 million as at October 31, 2003 (2002—$6) exists primarily due to the weakening of the US dollar against the Canadian dollar.

note 24   Comparative Figures

Certain figures for previous years have been reclassified to conform with the current year's financial statement presentation. In addition, segmented information for 2002 and 2001 has been restated to reflect the discontinued operations reported in 2003.

note 25   Reconciliation to Accounting Principles Generally Accepted in the United States

The following information is being provided to comply with certain disclosure requirements of the Securities and Exchange Commission ("SEC") of the United States.

a) The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which differ in certain material respects from those applicable in the United States ("US GAAP"). The material differences, as they apply to the consolidated financial statements of the Company, are as follows:

i) The Company designates certain foreign exchange forward contracts as a hedge of future revenue streams. Under Canadian GAAP, the resulting gains and losses on the contracts are recorded in operations when the contracts mature in future periods. Under US GAAP, these contracts would not qualify for hedge accounting, but rather, would be recorded as fair value with changes in fair value included in earnings.

ii) Under Canadian GAAP, costs incurred during the start-up phase of new lines of business may be capitalized if certain criteria, related primarily to recoverability, are met. The Company defers such costs of start-up activities and amortizes them over periods ranging from three to seven years.

Under Canadian GAAP, product development costs that meet certain criteria are required to be capitalized and amortized over the future periods benefited.

Under US GAAP, such costs are included in income as incurred.

iii) Under Canadian GAAP, the premium paid on stock options that are repurchased for cancellation, net of applicable taxes, is charged to retained earnings. Under US GAAP as prescribed by APB 25, where cash payments are made in respect of options issued prior to July 1, 2000, or where options are issued having a strike price below fair market value, the premium paid or the intrinsic value is considered to be compensation expense and deducted from income.

Under Financial Accounting Standards Board FIN 44, where a company has a practice of repurchasing stock options for cancellation for cash, the stock option plan is considered to be a variable compensation plan. Increases in the intrinsic value of non-vested stock options are amortized as a deduction from income over the remaining vesting period. Increases in the intrinsic value of vested options are charged directly to income. FIN 44 applies to options issued by the Company subsequent to June 30, 2000. Effective October 28, 2002, the terms of the Plan were amended and stock option holders are no longer able to request repurchase of their vested stock options. Consequently, the impact of changes in the intrinsic value no longer exists.

iv) Dilution gains on development-stage subsidiaries are not reported in income under SEC accounting requirements.

v) Under US GAAP, certain acquisition-related restructuring costs are expensed as incurred and are not included as part of the cost of acquisitions. Under Canadian GAAP, such costs are recorded as acquired assets and amortized to earnings over their expected useful lives.

vi) Under US GAAP, investments in certain securities that are considered to be available for sale are to be reported at fair market value. Unrealized holding gains and losses on securities considered available for sale are recorded as a component of comprehensive income until realized. A decline in the fair value of securities available for sale that is considered other than temporary in nature is to be reported as a component of net income. Under Canadian GAAP, these securities are recorded at cost less any provision for declines in value considered to be other than temporary and related gains or losses are included in income when realized.

vii) The Company has interests in certain jointly controlled entities that are required to be proportionately consolidated in the Company's Canadian GAAP financial statements. For purposes of US GAAP, these interests would be accounted for by the equity method. Net income, earnings per share and shareholders' equity under US GAAP are not impacted by the proportionate consolidation of these interests in jointly controlled entities. Summary balance sheets and income statements, along with certain cash flow information, for the Company's joint venture investees are provided in note 6.

viii) Under Canadian GAAP, CICA HB Section 3860, "Financial Instruments," requires the separate presentation of the debt and equity components of a debt instrument when such an instrument can be settled by the issuance of Common shares and is convertible into equity of the Company by the issuer. Interest related to the equity component is charged to Shareholders' equity through the accretion of equity component of debentures payable. Under US GAAP, Financial Accounting Standards Board 133, "Accounting for Derivative Instruments and Hedging Activities," does not permit a portion of the proceeds from the issuance of this type of convertible security to be accounted for as attributable to the conversion feature. As a result, under US GAAP, the net loss would have increased by the amount of interest, which is immaterial in 2003, accreted to the equity component of the convertible debentures and long-term debt would increase by $11 million and minority interest would decrease by a similar amount.

b) The following table presents the effects on the consolidated statements of income of the above differences:

	2003	2002	2001
Net income under Canadian GAAP	$ 48	$ 105	$ 73
Adjustments:			
Unrealized gains on foreign exchange contracts	46	6	7
Deferred start-up and development costs	(17)	(15)	(13)
Stock options repurchased	—	(8)	(13)
Gain from issue of shares by a development-stage subsidiary	—	—	(54)
Acquisition-related restructuring costs	—	—	1
Impairment of long-term investment*	21	—	(2)
Stock-based compensation	(2)	—	—
Income taxes	(10)	7	7
Net income under US GAAP	$ 86	$ 95	$ 6
Earnings per share under US GAAP:			
Basic	$ 0.61	$ 0.68	$ 0.04
Diluted	$ 0.60	$ 0.66	$ 0.04

* Adjustment to reflect write-off of investment recorded in 2003 under Canadian GAAP, which was written off under US GAAP in prior periods.

Under US GAAP, the following consolidated statement of comprehensive income is required:

	2003		2002		2001
Net income under US GAAP	$	86	$	95	$	6
Unrealized gain (loss) on share investments, net of tax		(33)		(62)		(62)
Foreign currency translation adjustment		—		—		(1)
Comprehensive income (loss)	$	53	$	33	$	(57)

c) The following table indicates the significant items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under US GAAP. The revised amounts would have been as follows:

	2003		2002
Accounts receivable—trade	$	248	$	277
—other		79		55
Current future tax assets		—		5
Capital assets		724		707
Long-term future tax assets		31		54
Long-term investments		154		193
Goodwill		773		773
Accounts payable—trade		140		139
—other		215		178
Long-term future tax liabilities		41		32
Accumulated comprehensive income		40		19
Additional paid-in capital		93		90
Retained earnings		448		379

d) Under accounting principles generally accepted in the United States, amortization of goodwill would be shown as part of income from operations and amortization of goodwill would not be presented on a net-of-tax basis. Earning per share before amortization of goodwill would not be presented under accounting principles generally accepted in the United States.

e) Under Staff Accounting Bulletin 74, the Company is required to disclose certain information related to new accounting standards that have not yet been adopted due to delayed effective dates.

In January 2003, the FASB issued Interpretation (FIN) 46, "Consolidation of Variable Interest Entities." FIN 46 provides a framework for identifying variable interest entities (VIEs) and requires a company to consolidate a VIE if the company absorbs a majority of the VIE's expected losses or receives a majority of the VIE's expected residual returns, or both. FIN 46 is applicable immediately for any new VIEs created after January 31, 2003. There is no current impact on the consolidated financial statements as a result of this adoption. For entities that were created prior to February 1, 2003, the provisions of FIN 46 are not effective until the end of the first interim or annual period ending after December 15, 2003. Additional guidance on implementing FIN 46 is evolving through the issuance of FASB Staff Positions. In addition, a draft interpretation modifying FIN 46 has been issued for comment. MDS will continue to review the status of VIEs as this guidance is finalized.

Years ended October 31 (millions of Canadian dollars except per share data)

	2003	2002	2001	2000
Operating results				
Revenues	**$ 1,799**	$ 1,777	$ 1,617	$ 1,414
Operating income from continuing operations before goodwill amortization	**179**	212	153	180
Operating income from continuing operations before unusual items	**235**	219	153	194
Net income from continuing operations before unusual items	**131**	112	21	89
Net income from continuing operations before goodwill amortization	**70**	105	115	129
Net income	**48**	105	73	110
Financial position				
Working capital	**360**	301	221	312
Capital assets	**776**	740	661	598
Other long-term assets	**1,013**	1,081	1,060	996
Total assets	**2,565**	2,542	2,402	2,372
Long-term debt	**542**	615	553	551
Shareholders' equity	**1,426**	1,354	1,243	1,185
Capital employed	**1,771**	1,841	1,687	1,619
Cash flow				
Cash from operating activities	**240**	186	77	129
Net share capital issued (repurchased)	**1**	—	(6)	186
Cash dividends paid	**(10)**	(10)	(10)	(8)
Capital assets purchased	**(121)**	(152)	(115)	(135)
(Acquisitions) divestitures	**23**	7	15	(214)
Net issue (repayment) of long-term debt	**22**	58	(16)	256
Per share data				
EPS from continuing core operations before unusual items	**1.13**	1.07	0.69	0.76
EPS from continuing operations before goodwill amortization	**0.50**	0.75	0.82	1.02
Basic EPS	**0.34**	0.75	0.52	0.86
Dividends paid	**0.10**	0.0932	0.0863	0.0788
Book value per share	**10.10**	9.63	8.90	8.50
Price range	**23.95 to 17.43**	25.10 to 18.48	30.00 to 16.66	31.9 to 13.12
Weighted average shares outstanding (millions)	**141**	140	139	128
Statistics and ratios				
Current ratio	**1.86**	1.71	1.48	1.67
Long-term debt to equity	**0.38**	0.45	0.45	0.46
Return on average equity	**3%**	8%	6%	12%
Pre-tax return on capital employed	**13%**	12%	9%	14%
Number of employees	**10,265**	10,885	10,597	10,379

	1999	1998	1997	1996	1995	1994	1993
	$ 1,159	$ 978	$ 923	$ 801	$ 669	$ 630	$ 640
	154	101	114	98	79	61	29
	143	122	114	98	79	68	64
	83	58	63	52	37	30	25
	92	51	68	55	40	38	5
	82	44	63	50	35	34	1
	82	79	43	91	61	106	121
	427	319	252	227	193	163	167
	444	366	341	287	228	224	226
	1,299	1,069	938	889	730	724	725
	213	191	146	183	139	162	183
	669	506	473	418	356	326	290
	934	874	759	590	512	470	455
	158	87	106	100	72	58	63
	87	(12)	(8)	38	(1)	—	—
	(6)	(6)	(5)	(4)	(4)	(3)	(3)
	(143)	(94)	(55)	(34)	(30)	(16)	(20)
	(53)	(26)	(6)	(70)	(33)	(5)	(8)
	17	39	38	(32)	40	35	16
	0.70	0.64	0.58	0.48	0.36	0.29	0.23
	0.78	0.45	0.63	0.50	0.37	0.35	0.04
	0.70	0.51	0.58	0.47	0.34	0.32	0.02
	0.0713	0.0638	0.0563	0.0500	0.0438	0.0400	0.0363
	5.62	4.48	4.19	3.95	3.40	3.11	2.79
	17.43 to 13.76	17.25 to 12.00	17.38 to 9.35	9.56 to 5.00	5.00 to 3.31	3.75 to 3.00	4.19 to 2.65
	117	113	113	109	104	105	104
	1.24	1.36	1.14	1.32	1.25	1.50	1.60
	0.32	0.38	0.31	0.44	0.39	0.50	0.63
	14%	9%	14%	13%	10%	11%	1%
	16%	15%	17%	17%	15%	13%	13%
	8,467	7,065	6,830	6,670	6,136	5,863	5,930

BOARD OF DIRECTORS

Paul S. Anderson [C]

Clarence J. Chandran [C, H]

Wendy K. Dobson [C, H]

William A. Etherington [A, C]

John R. Evans [C, H]

Wilfred G. Lewitt

Robert W. Luba [A, C]

John T. Mayberry*

Mary Mogford [C, E, H]

John A. Rogers

Nelson M. Sims [A, C, E]

[A] Audit Committee
[C] Corporate Governance & Nominating Committee
[E] Environment, Health & Safety Committee
[H] Human Resources & Compensation Committee
* Effective January 1, 2004

EXECUTIVE MANAGEMENT TEAM

Wilfred G. Lewitt
Chairman

John A. Rogers
President and Chief Executive Officer

Robert W. Breckon
Executive Vice-President, Strategy and Corporate Development

James A. H. Garner
Executive Vice-President, Finance and Chief Financial Officer

James M. Reid
Executive Vice-President, Organization Development

Edward K. Rygiel
Executive Vice-President, MDS Inc. and Executive Chairman, MDS Capital Corp.

Alan D. Torrie
Executive Vice-President, Global Markets and Technology

Ronald H. Yamada
Executive Vice-President, MDS Inc.

R. Ian Lennox
Group President and Chief Executive Officer
Pharmaceutical and Biotech Markets

John A. Morrison
Group President and Chief Executive Officer
Healthcare Provider Markets

David F. Poirier
President, Enterprise Services and Chief Information Officer

Peter E. Brent
Senior Vice-President and General Counsel and Corporate Secretary

Mary E. Federau
Senior Vice-President, Talent Development

John D. Gleason
Senior Vice-President, Business Development

Mike Nethercott
Vice-President, Corporate Marketing and Communications

Andrew W. Boorn
President, MDS Sciex

Cameron A. Crawford
President, MDS Diagnostic Services

Douglas J. P. Squires
President, MDS Pharma Services

Steven M. West
President and Chief Operating Officer, MDS Nordion

Mailing Address
100 International Blvd.
Toronto, Ontario, Canada M9W 6J6
Telephone: 416-675-7661
Fax: 416-675-0688

Website Address
www.mdsintl.com

Transfer Agent and Registrar
CIBC Mellon Trust Company
Toronto, Ontario, Canada
Telephone: 1-800-387-0825
Answer Line: 416-643-5500
Email: inquiries@cibcmellon.com

Auditors
Ernst & Young LLP

Legal Counsel
Fasken Martineau DuMoulin LLP

Dividend Policy
MDS has paid semi-annual dividends since 1976.
In October 2003, the rate was $0.05 per share, payable in April and October. The Company's policy is to pay modest dividends while retaining most of its earnings to fund growth and expansion.

Dividend Reinvestment and Share Purchase Plan
Shareholders from around the world are able to participate in this Plan provided it is legally permitted in the jurisdiction where they reside. Under the Company's Plan, shareholders may elect to receive stock dividends in lieu of cash dividends. Participants residing outside of the United States may also make optional cash payments of up to $3,000 semi-annually to purchase additional shares. Shareholders wishing to obtain more information about this Plan should contact the Company's transfer agent listed above.

Stock Listing
MDS shares are listed on the:
Toronto Stock Exchange: MDS
New York Stock Exchange: MDZ
MDS is part of the S&P/TSX 60 Index

MDS Stock Split History

1980 – September 17	2:1
1983 – July 13	2:1
1990 – March 10	2:1
1996 – November 15	2:1
2000 – October 10*	2:1

* stock dividend—same impact as stock split

Annual Shareholders' Meeting
Shareholders are invited to attend the Company's Annual Meeting at 4:00 p.m., Thursday, March 4, 2004 at:
Glenn Gould Studio
Canadian Broadcasting Centre
250 Front Street West
Toronto, Ontario, Canada

Investor Information
Contact: Sharon Mathers, Vice-President Investor Relations
Telephone: 416-213-4721
Fax: 416-675-0688
Email: smathers@mdsintl.com

Annual and Interim Reports
Current stock prices, financial reports, recent press releases and annual reports are accessible on the MDS website at www.mdsintl.com or at MDS Shareholder Information Services at 416-675-6777 ext. 6500 or 1-888-MDS-7222.

Trademarks
The following are registered trademarks of MDS Inc. or its subsidiaries:
MDS
MDS Proteomics
4000 Q TRAP™
ProteoSpin™
prOTOF™ 2000
Pharma Express™
Pharmotif™ Solutions
TheraSphere®

The following are registered trademarks belonging to the companies indicated:

BEXXAR®	Corixa Corporation
Zevalin™	IDEC Pharmaceuticals

MDS Sciex markets its instruments under the brand names "Applied Biosystems | MDS Sciex" and "PerkinElmer Sciex" through its joint venture partners, Applied Biosystems, a business of Applera Corporation, and EG&G Inc., respectively.

DESIGN: BRYAN MILLS GROUP, TORONTO EDITORIAL: SAGE COMMUNICATIONS PRINTING: COLOUR INNOVATIONS PRINTED IN CANADA



Science advancing health

MDS Inc.
100 International Blvd.
Toronto, Ontario
Canada M9W 6J6

www.mdsintl.com

Core Purpose

To make a distinctive contribution to the health and well-being
of people.

Core Values

Mutual trust
Having confidence to rely on others and to be open to new and
different people and ideas.

Genuine concern and respect for people
Showing genuine concern for others; treating people as individuals,
with understanding and appreciation.

Integrity
Being reliable and accountable in word and behaviour.

Commitment to excellence
Striving to reach our full potential as a company and as individuals,
doing the right things the right way.